Form 20-F
period 2000-12-31
GLOBEX MINING ENTERPRISES INC
filed 2001-05-30
CIK 1039098

FORM 20-F

             [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                      ____________________________________

                      LES ENTREPRISES MINIERES GLOBEX INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                         GLOBEX MINING ENTERPRISES INC.
               (TRANSLATION OF REGISTRANT AS SPECIFIED IN ENGLISH)


                                    333-6900
                            (COMMISSION FILE NUMBER)

                                  QUEBEC, CANADA
         (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)


                                 146-14TH STREET
                              ROUYN-NORANDA, QUEBEC
                                CANADA    J9X 2J3
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICERS)
 ------------------------------------------------------------------------------

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15 (D)
                                   OF THE ACT.


Indicate number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
COMMON  SHARES   11,641,785

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.

YES  X     NO
    ---       ---

                       TABLE OF CONTENTS

GLOSSARY  . . . . . . . . . . . . . . . . . . . .   1
CURRENCY. . . . . . . . . . . . . . . . . . . . .   3
EXCHANGE RATES. . . . . . . . . . . . . . . . . .   3
UNCERTAINTY OF FORWARD-
LOOKING STATEMENTS. . . . . . . . . . . . . . . .   3

                            PART 1

ITEM 1.  DESCRIPTION OF BUSINESS. . . . . . . . .   3
  Overview. . . . . . . . . . . . . . . . . . . .   4
  2000 Summary. . . . . . . . . . . . . . . . . .   4
  Business and principal
    exploration properties. . . . . . . . . . . .   6
  Reclamation . . . . . . . . . . . . . . . . . .   7
  Employees.  . . . . . . . . . . . . . . . . . .   7
  Risk Factors. . . . . . . . . . . . . . . . . .   7
    - Immediate Need for Cash . . . . . . . . . .   7
    - Operating Losses, Negative Cash Flow
      from Mining Operations and Financing Risks    7
    - Fluctuations in the market  price of gold .   7
    - Exploration Risks . . . . . . . . . . . . .   7
    - Development and Operating Risks . . . . . .   8
    - Uncertainty of reserves and
      Mineralization Estimates. . . . . . . . . .   8
    - Competition . . . . . . . . . . . . . . . .   8
    - Regulation. . . . . . . . . . . . . . . . .   8
    - Foreign operations. . . . . . . . . . . . .   9
    - Dependance on key personnel . . . . . . . .   9
    - No Operating History. . . . . . . . . . . .   9
    - Regulatory Compliance, Permitting Risks
      and Environmental Liability . . . . . . . .   9
    - Lack of Production Experience . . . . . . .  10
    - Volatility of Stock Price and
      Limited Liquidity . . . . . . . . . . . . .  10
    - Title of properties . . . . . . . . . . . .  10

ITEM 2.   DESCRIPTION OF PROPERTIES . . . . . . .  11
  Globex Mineral Exploration Properties Tables. .  11
  Principal Exploration Properties. . . . . . . .  13
  Less Significant Properties with
       Past Production. . . . . . . . . . . . . .  22
  Other Early/Intermediate Stage
    Exploration Properties. . . . . . . . . . . .  24

ITEM 3.   LEGAL PROCEEDINGS . . . . . . . . . . .  25

ITEM 4.   CONTROL OF REGISTRANT . . . . . . . . .  25

ITEM 5.   NATURE OF TRADING MARKET. . . . . . . .  25
  Comparative Market Price Data . . . . . . . . .  25

ITEM 6.   EXCHANGE CONTROLS AND
  OTHER LIMITATIONS AFFECTING
  SECURITY-HOLDERS  . . . . . . . . . . . . . . .  26

ITEM 7.   CANADIAN FEDERAL INCOME TAX
  INFORMATION FOR UNITED STATES
  RESIDENTS . . . . . . . . . . . . . . . . . . .  27

ITEM 8.   SELECTED CONSOLIDATED
  FINANCIAL INFORMATION . . . . . . . . . . . . .  28
  Currency  . . . . . . . . . . . . . . . . . . .  29
  Dividends . . . . . . . . . . . . . . . . . . .  29

ITEM 9.   MANAGEMENT'S DISCUSSION
  AND ANALYSIS OF CONSOLIDATED FINANCIAL
  CONDITION AND RESULTS OF
  OPERATIONS. . . . . . . . . . . . . . . . . . .  29
  Introduction. . . . . . . . . . . . . . . . . .  29
  Consolidated Results of Operations. . . . . . .  30
  Liquidity and Capital Resources . . . . . . . .  31

ITEM 10.   DIRECTORS AND OFFICERS
  OF THE REGISTRANT . . . . . . . . . . . . . . .  33
  Directors of Globex . . . . . . . . . . . . . .  33
    Executive Officers. . . . . . . . . . . . . .  33
  Executive and Audit Committees. . . . . . . . .  33

ITEM 11.   COMPENSATION OF
  DIRECTORS AND OFFICERS. . . . . . . . . . . . .  33
  Summary Compensation Table. . . . . . . . . . .  33
  Option Grants During the Most Recently
    Completed Fiscal Year . . . . . . . . . . . .  34
  Remuneration of Directors. .  . . . . . . . . .  34

ITEM 12.   OPTIONS TO PURCHASE  SECURITIES
  FROM REGISTRANT OR SUBSIDIARIES . . . . . . . .  34

ITEM 13.   INTEREST OF MANAGEMENT
  IN CERTAIN TRANSACTIONS . . . . . . . . . . . .  35

                        PART II

ITEM 14.   DESCRIPTION OF
  SECURITIES REGISTERED . . . . . . . . . . . . .  35

                        PART III

ITEM 15.   DEFAULTS UPON
  SENIOR SECURITIES . . . . . . . . . . . . . . .  35

ITEM 16.   CHANGES IN SECURITIES
  AND CHANGES IN SECURITY FOR
  REGISTERED SECURITIES.  . . . . . . . . . . . .  35

                        PART IV

ITEM 17.   FINANCIAL STATEMENTS . . . . . . . . .  35

ITEM 18.   FINANCIAL STATEMENTS . . . . . . . . .  35

ITEM 19.   FINANCIAL STATEMENTS AND
  EXHIBITS. . . . . . . . . . . . . . . . . . . .  36
  Exhibit index . . . . . . . . . . . . . . . . .  36
  Signatures. . . . . . . . . . . . . . . . . . .  37
  Consent of Independant Chartered Accountants. .  38
  Consolidated Financial Statements Index . . . .  39

GLOSSARY  OF  CERTAIN  MINING  TERMS

     The following is a glossary of some of the terms used in the mining industry and referenced herein:

     "AU"  means  gold.

     "CIL" - an acronym for Carbon-In-Leach - means the process of a solution leach plant in which the dissolved gold in the pregnant cyanide solution is extracted through adsorption onto activated carbon concurrent with leaching.

     "CONTAINED GOLD" means the total measurable gold or gold equivalent in grams or ounces estimated to be contained within a mineral deposit. A calculation or estimate of contained gold makes no allowance for mining dilution or recovery losses.

     "CU"  means  copper.

     "CUTOFF GRADE" means the grade of mineralization, established by reference to economic factors, above which material is included in mineral deposit reserve/resource calculations and below which the material is considered waste. Cutoff grade may be either an external cutoff grade which refers to the grade of mineralization used to control the external or design limits of an open pit based upon the expected economic parameters of the operation, or an internal cutoff grade which refers to the minimum grade required for blocks of mineralization present within the confines of an open pit to be included in mineral deposit estimates.

     "DEVELOPMENT STAGE" means the period when a mineral deposit that has been estimated to be economically viable is prepared for commercial production and includes pre-production stripping in the mine and the construction of the necessary process plant and supporting facilities.

     "DIAMOND DRILL" means a machine designed to rotate under pressure an annular diamond-studded cutting tool to produce a more or less continuous solid, cylindrical sample of the material drilled.

     "G  AU/T"  means  grams  of  gold  per  metric  tonne.

     "GRADE" means the amount of valuable mineral in each ton of mineralized material, expressed as troy ounces (or grams) per ton or tonne of gold or as a percentage of copper and other base metals.

     "GRAMS PER CUBIC METRE" means alluvial mineralization measured by grams of gold contained per cubic metre of material, a measure of weight of gold per volume of material.

     "HEAP LEACHING" means a method of gold and silver extraction in which mineralized material is heaped on an impermeable pad and sodium cyanide solution is applied to the material. The gold and silver are dissolved out of the material as the solution percolates down through the heap, the pregnant solution is collected from below the heap and the gold and silver are precipitated from the pregnant solution in vessels or columns containing activated carbon or zinc powder.

     "HECTARE" or "HA" means measurement of an area of land equivalent to 10,000 square metres or 2.47 acres.

     "LEACH PAD" means a large, impermeable foundation or pad used as a base for ore during heap leaching. The pad prevents the leach solution from escaping out of the circuit.

     "LODE MINING CLAIM" means a mining claim located on a vein or lode of quartz or other rock in place, bearing gold, silver, cinnabar, tin, lead, copper, or other valuable deposits.

     "MINERAL DEPOSIT, DEPOSIT OR MINERALIZED MATERIAL" means a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify under Commission standards as a commercially minable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

     "MIXED  ORE"  means  a  mixture  of  oxidized  and  unoxidized  ore.

     "NET PROFITS INTEREST ROYALTY" means a royalty payment made by the producer of metals, usually to a property owner or Governmental authority, based on the value of gross metal production from the property, less deduction of certain costs including smelting, refining, transportation and insurance costs (often referred to as realization costs) plus direct operating costs associated with the mining and treatment of ore and the mining of associated waste.

     "NET SMELTER RETURN ROYALTY" means a royalty payment made by a producer of metals, usually to a previous property owner or Governmental authority, based on the value of gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

     "OPEN PIT MINING" means the process of mining ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

     "ORE" means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

     "OUNCE  (OZ)"  means  a  Troy  ounce.

     "OXIDIZED ORE" (also referred to as "oxide ore") means mineralized rock which can be profitably mined and in which some of the original minerals have been oxidized by natural processes. Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the rock will be more readily dissolved.

     "OZ/TON  (OPT)"  means  Troy  ounces  per  short  ton.

     "PATENTED MINING CLAIM" means a mining claim on the public land of the United States or Canada, under the mining laws, for which a patent has been issued conveying the title of the United States or Canada to the patentees.

     "PORPHYRY DEPOSIT" means a disseminated mineral deposit often closely associated with porphyritic intrusive rocks.

     "PORPHYRITIC" means a rock texture in which one mineral has a larger grain size than the accompanying minerals.

     "PROBABLE RESERVES" means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

     "PROVEN/PROBABLE RESERVES" means a term used if the difference in degree of assurance between the proven and probable categories cannot be reliably defined.

     "PROVEN RESERVES" means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of reserves are well established.

     "RESERVE" means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "ore" when dealing with metalliferous minerals.

     "STRIKE LENGTH" means the longest horizontal dimensions of a body or zone of mineralization.

     "STRIPPING RATIO" means the ratio of waste material to ore that is experienced in mining an ore body.

     "TON"  means  a  short  ton  (2,000  pounds).

     "TONNE"  means  a  metric  tonne  (2,204.6  pounds).

     "UNPATENTED MINING CLAIM" means a mining claim located on the public lands of the United States or Canada, for which a patent has not been issued. An unpatented mining claim is a possessory interest only, subject to the paramount title of the United States or Canada. The validity of an unpatented mining claim depends upon the existence of a valuable mineral deposit within the boundaries of the claim and compliance with mining codes.

CURRENCY

UNLESS OTHERWISE SPECIFIED, ALL DOLLAR AMOUNTS IN THIS REPORT ARE EXPRESSED IN CANADIAN DOLLARS.
 -----------------


EXCHANGE  RATES

     The following table sets forth certain exchange rates based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). Such rates are set forth as United States dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

                               YEARS ENDED DECEMBER 31,
                               ------------------------
                         2000    1999    1998    1997    1996
                        ------  ------  ------  ------  ------
                                  (US$PER CDN$1.00)
High for period         0.6903  0.6925  0.7105  0.7487  0.7513
Low for period          0.6483  0.6535  0.6341  0.6945  0.7235
End of period           0.6571  0.6925  0.6504    0.07  0.7301
Average for period (1)  0.6732  0.6744  0.6714   0.722  0.7329

  (1) The average of the exchange rates for each month in the applicable period.

UNCERTAINTY  OF  FORWARD-LOOKING  STATEMENTS

     Certain statements in this document, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include without limitation statements regarding planned levels of exploration and other expenditures, anticipated mine lives, timing of production and schedules for development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, among others, the following: inability to acquire financing, unanticipated grade, geological, metallurgical, processing or other mining-related problems, conclusions of feasibility studies, changes in project parameters as plans continue to be refined, the timing of receipt of governmental permits, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, results of current exploration activities, accidents, delays in start-up dates, environmental costs and risks, changes in metal prices, the results of financing efforts and other risk factors detailed or referenced in this document. See "Risk Factors"and "Liquidity and Capital Resources". Most of these factors are beyond Globex's ability to control or predict.

                                     PART I


ITEM  1.     DESCRIPTION  OF  BUSINESS


OVERVIEW

     Globex is a Canadian gold and base metal and industrial mineral company engaged in the acquisition, exploration and development of mineral properties. Globex has an interest over 108 North American exploration properties in its portfolio. Globex's exploration activities are concentrated in Quebec, Ontario, British Columbia and Nova Scotia, Canada, as well as Nevada, Arizona and Washington in the United States.

     To date, Globex's sources of revenue have been the receipt of option payments from joint venture partners and interest income. Government grants have assisted exploration financing. It is not engaged in mining operation or mineral production.

     Globex was incorporated on October 21, 1949, pursuant to the Mining Companies Act (Quebec) under the name Lyndhurst Mining Company Limited (No Personal Liability). On June 4, 1974, the corporate name was changed to Globex Mining Enterprises Inc. On November 4, 1985, Globex was continued under Part IA of the Companies Act (Quebec). On January 21, 1988, Globex completed an initial public offering by prospectus in the Province of Quebec and was listed on the ME. Globex Nevada, Inc. ("Globex Nevada"), a wholly owned subsidiary of Globex, was incorporated on November 4, 1988 under the laws of the State of Nevada. Globex was listed on TSE on December 27, 1995 and delisted from The Montreal Exchange on December 12, 1997. Globex listed on the CDNX on September 9, 2000.

    The principal executive offices of Globex are located at 146-14th Street, Rouyn-Noranda, Quebec, Canada J9X 2J3, telephone number (819) 797-5242.

     Gold Capital Corporation, a subsidiary of Globex was organized under the laws of the State of Colorado on December 10, 1993. It is an exploration company, whose principal asset, the Tonkin Springs Project in Eureka County, Nevada (the "Tonkin Springs Project")was sold in early 1999.

     Gold  Capital  Corporation  is  currently  inactive.

     The offices of Gold Capital Corporation are located at Parker, PMB 433 - 9815 South Parker Road, Parker, Colorado 80134, USA.


2000  SUMMARY


2000 has been a terrible year for the mining industry in general and Canada in particular. Despite significant price increases in many minerals such as platinum, palladium, rhodium, tantalum, etc. and the discovery of diamonds and/or kimberlites in Quebec and Ontario, the industry is wallowing at the base of extended depression. It seems that the prolonged low gold price, despite significant increases in consumption has overridden any good news or optimism.

Having said the above, Globex has had an interesting and productive year although it is not reflected in our stock price. Below, I discuss what we accomplished over the last year in point form as there were so many things going on.

(a) LYNDHURST MINE PROJECT, QUEBEC - Globex received a grant from the Quebec Ministry of Natural Resources for $280,000 which we coupled with $60,000 of our own funds to drill our deep massive sulphide discovery. We succeeded in better defining the shape of the zone and delimited the upper north-east edge with a drill hole which intersected 18 feet (5 metres) of massive sulphides containing up to 8.5% zinc. We now must move to the west and drill the western plunge of the sulphide ore body where it's believed to be largest and possibly richest in copper, zinc and silver.

(b) GLOBEX ACQUIRED TWO PROPERTIES IN LA MOTTE AND PREISSAC TOWNSHIPS, QUEBEC FOR NICKEL, PLATINUM, PALLADIUM AND RHODIUM EXPLORATION. We joint ventured the properties with Aurogin Resources who flew them with their exclusive AEROTEM system. Numerous anomalies were indicated and ground truthing was completed. An area on the La Motte claims was stripped and channel sampled. Assays up to 4.15% nickel, 1.15% copper, 0.75% g/t combined platinum, palladium and rhodium were encountered with loose material giving up to 4.6% nickel, 0.96% cobalt and
1.5 g/t PGE's. Early in 2001, follow up ground geophysics and first phase diamond drilling were completed.

(c) IN ROUYN AND BEAUCHASTEL TOWNSHIPS, QUEBEC GLOBEX HAS PUT TOGETHER A MASSIVE LAND POSITION SPANNING NUMEROUS BASE METAL AND GOLD BEARING HORIZONS. We agreed to option the claims to Aurogin Resources who flew complete AEROTEM coverage over the claims. About a dozen priority targets were outlined and ground follow up has been completed. Several drill ready targets will be tested by our partners in 2001. One of the high points of the new results was the discovery that the gold localizing Cadillac Fault which was thought to traverse the southern end of the property at a depth of greater than 1000 metres now looks like it is only 200 to 300 metres below surface and affords us 5.5 km of prime, hitherto unexplored prime gold hunting geology.

d) IN WASHINGTON STATE, recent sampling by Echo Bay Minerals on our COMSTOCK CLAIMS has returned platinum values of up to 20.6 g/t, palladium of up to 2.24 g/t and copper up to 5.19%. As a result of this sampling, Globex signed an option agreement with Latitude Minerals Corporation in early 2001 and will receive cash and stock payments and work commitments over 5 years with a gross royalty on production assuming the option goes to fruition.

e) IN THE WEMINDJI AREA ON THE EAST SIDE OF JAMES BAY, QUEBEC, Globex in partnership with Aurogin Resources Ltd. and Sparton Resources Inc. acquired some 74,600 acres (30,200 hectares) of claims covering magnetic signatures which may be related to diamond bearing kimberlite bodies. Majescor Resources Inc. announced in late 2000 that they had discovered huge numbers of indicator minerals and kimberlite fragments in till samples from the area. Majescor intends to drill approximately 8 to 10 prime magnetic features, probably in early spring. If kimberlite bodies and/or diamonds are intersected, this area may develop into one of Canada's most important diamond plays with Globex being positioned to be an important player.

f) IN ONTARIO, GLOBEX DRILLED TWO MORE HOLES ON OUR HUGE MAGNESITE-TALC-SILICA DEPOSIT NEAR TIMMINS. The ore body is probably North America's largest undeveloped magnesite-talc-silica deposit. Studies of all the available engineering, geological and metallurgical data show that the deposit can be mined by cheap open pit methods and the mineral constituents can be economically separated and refined to produce saleable dead burn magnesite, magnesium metal, high quality talc for the cosmetic and fine paper industries and silica most likely for use in local smelting processes. A consulting engineer who reviewed the data, has indicated that at production we should be in the lowest quartile to world producers at a capital cost of roughly half of what Noranda spent to get Magnola up and running. We will be making a major effort to move this project forward over the next 12 months.

g) IN VAUQUELIN TOWNSHIP, QUEBEC, GLOBEX HAS ACQUIRED 100% INTEREST IN THE NORDEAU EAST AND WEST GOLD ZONES. Previous drilling has indicated a resource of 715,299 tonnes grading 6.3 g/t. A review of the data by an exploration company may result in an agreement whereby the exploration company will do all work necessary to evaluate, prepare a positive feasibility study and finance the project to production in exchange for a 50% interest in the project subject to clear title being provided by Globex. Evaluation work is presently underway.

h) AT THE DUQUESNE WEST PROPERTY NORTH OF ROUYN-NORANDA, QUEBEC, negotiations were entered into regarding an option to explore and if warranted open pit mine, the top 30 metres of the Fox and Shaft Zones. If an agreement is reached, Globex will receive option payments and a net smelter return from gold produced from within 30 metres of surface. The rest of the property below 30 metres shall remain the sole property of Globex and G oconseils Jack Stoch Ltee.

i) IN JOUTEL TOWNSHIP, QUEBEC, GLOBEX DRILLED TWO HOLES ON GEOPHYSICAL TARGETS AT THE POIRIER MINE PROPERTY. One hole hit disseminated and semi massive sulphides with low zinc values in excellent geology. In 2001, Globex will try to drill several other priority near surface targets. The at depth potential below the old mine and mineral inventory of 2,334,000 tonnes of copper-zinc mineralization has, as of yet, not been adequately tested.

j) SOUTH OF SENNETERRE IN TIBLEMONT TOWNSHIP, QUEBEC, GLOBEX ACQUIRED THE SMITH-ZULAPA PROPERTY. Included in the land package is the Smith Gold Zone and shaft. A gold bearing quartz vein system has been outlined by diamond drilling and is open for further definition and expansion. A copper-nickel zone called the Zulapa Zone also occurs on the property. Previous drilling has outlined a zone of 3.8 million tonnes grading 0.39% copper and 0.38% nickel with possible platinum group minerals being present. The sulphide body is wide and open at depth. Further investigation of the PGE potential of the Zulapa Zone is proposed for 2001.

k) AN AEROTEM SURVEY WAS FLOWN OVER THE VAUZE PROPERTY NEAR ROUYN-NORANDA, QUEBEC. A few low priority anomalies were found and remain to be ground truthed.

l) IN LIGNERIS TOWNSHIP, QUEBEC, A MAGNETOMETER SURVEY WAS COMPLETED OVER GLOBEX'S TUT GOLD SHOWING AREA. Sections and plans were also compiled of all the available previous diamond drilling and show that the deepest of the series of relatively shallow holes is one of the best returning 6.29g/t Au over 5.7 metres. The mineralization which is reported to have been followed over a strike length of 900 metres and a width of up to 30 metres needs significant follow up.

m) GLOBEX HAS ALSO BEEN KEEPING ITS EYES OPEN FOR GOOD INEXPENSIVE ACQUISITIONS. Of particular note are the following acquisitions, the former Agnico Eagle gold mine at Joutel, the former Normetal base metal mine at Normetal, the Smith-Zulapa Property (discussed in (j) above), the westward extension of our La Motte Property (discussed in (b) above) to include the Atman nickel(possibly
PGE) showing area and strike extension of the Marbridge Nickel Mine geology, the Laguerre-Knutson gold property near Larder Lake, Ontario including the Laguerre shaft and underground workings and the Knutson surface gold zone and down plunge extension.

 In Beauchastel Township, Globex acquired a 60% interest in the Halliwell copper-gold property which was flown using the AEROTEM system with our partner Aurogin Resources Ltd., and a group of claims, the BM group, which fills in the gap between the Halliwell and Beauchastel-Rouyn properties.

n) SUBSEQUENT TO YEAR END, GLOBEX ALSO ACQUIRED THE DUVERNY TOWNSHIP, QUEBEC, DUVAY GOLD ZONE. A large low grade gold resource is indicated in previously published literature. Globex intends to recompile the existing geological and metallurgical data and decide if further work is warranted in the present gold environment.

Globex has maintained most of its other properties but has and will drop some low priority claims (ex.: Lyndhurst, Rouyn-Beauchastel, Bell Mountain) in order to rationalize our massive land position in the context of the present exploration environment.

Globex presently has 105 properties in 35 projects. Globex owns 100% of most of its projects except the Wemindji Project in which its owns a 33 1/3 % interest, the Duquesne West Project 50% and the Wood Gold Mine in which we have 50% back-in-right. Fourteen (14) of our projects have significant zones of mineralization delineated by diamond drilling.

In 2001, Globex intends, subject to available funds to drill select targets for gold, platinum, palladium, rhodium, nickel and base metals. We intend to move the Timmins Magnesite-Talc-Silica project forward and will continue to evaluate and acquire new undervalued assets. Globex will also manage our joint ventures, seek new joint ventures and will advance our present assets by diamond drilling, geophysics, geological studies and compilations.


BUSINESS  AND  PRINCIPAL  EXPLORATION  PROPERTIES

     Globex has three principal corporate objectives with respect to its mining business. First, Globex seeks to acquire properties of high-quality exploration merit at moderate prices and subsequently enter into joint ventures with respect to such properties at higher prices. Globex attempts to minimize economic risks in the exploration and development stages by having joint venture partners undertake the more expensive drilling and development work as part of their responsibility under the applicable joint venture. Second, Globex is focused on the acquisition of properties with minable deposits that can be upgraded with a view toward becoming producing properties. Finally, Globex will endeavor to achieve its true market value in order to realize gains for its equity shareholders.

RECLAMATION

     Reclamation bonds have been posted by the Globex to secure clean-up expenses if various properties are closed or abandoned.


EMPLOYEES

     As of May 25, 2001, Globex has two full-time employees. The officers of Globex, Mr. Stoch and Ms. Stoch, are paid consultants to Globex. Mr. Stoch, through his consulting firm, was paid C$25,000 to May 31, 2001 while Dianne Stoch received C$7,500 for the same period.


RISK  FACTORS

     IMMEDIATE  NEED  FOR  CASH

     Continued frugal management is essential to the Company's survival, because of the prevailing negative mining and exploration financing markets. The Company has required recent financing and is actively seeking additional cash to ensure ongoing exploration activities.

     OPERATING LOSSES, NEGATIVE CASH FLOW FROM MINING OPERATIONS AND FINANCING RISKS

     Historically, Globex has generated an operating loss and has never generated cash flow from mining operations. As a result, the Company has relied on the issuance of equity securities and funding from other sources to satisfy cash requirements. Additional financing will be required for certain ongoing Globex projects and to ensure sufficient working capital in the future. There can be no assurance of obtaining funds from other sources in the future.

     FLUCTUATIONS  IN  THE MARKET PRICE OF GOLD, MAGNESIUM, TALC  AND BASE METAL

     The profitability of gold , magnesium, talc and base metal mining operations and thus the value of the mineral properties of Globex is directly related to the market price of the various minerals. The market prices of gold, magnesium, talc and base metals fluctuates widely and are affected by numerous factors beyond the control of any mining company. These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, demand, global or regional political, economic or banking conditions, and a number of other factors. As the market prices of gold and base metals have declined dramatically, the value of the mineral properties of Globex have also decreased dramatically, and Globex might not be able to recover its investment in those interests or properties. The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can drastically affect the economics of a mine.

     EXPLORATION  RISKS

     Mineral exploration is highly speculative and capital intensive. Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. The economic feasibility of any individual project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labor productivity, royalty burdens and other factors. As a result, it is possible that the actual operating cash costs and economic returns of Globex's properties may differ materially from the costs and returns estimated initially.

     DEVELOPMENT  AND  OPERATING  RISKS

     The operations of Globex are also subject to all of the hazards and risks normally incident to developing and operating mining properties. These risks include: under capitalization, insufficient ore reserves; fluctuations in production costs that may make mining of reserves not economical; significant environmental and other regulatory restrictions; labor disputes; unanticipated variations in grade and other geological problems; water conditions; surface or underground conditions; metallurgical and other processing problems; mechanical and equipment performance problems; failure of pit walls or dams; force majeure events, including natural disasters; and the risk of injury to persons, property or the environment, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

     UNCERTAINTY  OF  RESERVES  AND  MINERALIZATION  ESTIMATES

     There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond any company's control, such as falling metal prices which could cause reclassification of reserves to a mineral deposit. The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to greater uncertainty.

     If current prices continue or if there are declines in the market prices of gold, magnesium, talc, base metals or other precious metals, reserves or mineralization may be rendered uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves. Considering the sustained low prices for gold and base metals and possible future fluctuations in the price of metals, some reserves will most likely have to be reevaluated from reserves to mineral deposit.

     COMPETITION

     Globex competes with major mining companies and other natural resource companies in the acquisition, exploration, financing and development of new properties and projects. Many of these companies are more experienced, larger and better capitalized than Globex. The competitive position of Globex depends upon its ability to obtain sufficient funding and to explore, acquire and develop new and existing mineral resource properties or projects in a successful and economic manner. Some of the factors which allow producers to remain competitive in the market over the long term are the quality and size of the ore body, cost of production and operation generally, and proximity to market. Globex also competes with other mining companies for skilled geologists and other technical personnel.

     REGULATION

     Globex's activities in Canada and the United States are subject to various federal, provincial, state and local laws and regulations governing prospecting, development, production, labor standards, occupational health, mine safety, control of toxic substances, other matters involving environmental protection, and taxation. The environmental protection laws address, among other things, the maintenance of air and water quality standards, the preservation of threatened and endangered species of wildlife and vegetation, the preservation of certain archaeological sites, reclamation, and limitations on the generation, transportation, storage and disposal of solid and hazardous wastes. There can be no assurances that all the required permits and governmental approvals can be obtained on a timely basis and maintained as required. Globex believes that the properties and operations in which it retains interests are currently for the most part in material compliance with applicable laws and regulations. For a discussion of proposals to amend the U.S. General Mining Law which may adversely impact Globex's properties in the United States, see "Risk Factors - Proposed Federal Legislation."

     FOREIGN  OPERATIONS

     Globex conducts operations on numerous mineral properties in both Canada and the United States. Globex's activities in the United States are subject to the risks normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, foreign taxation, and other risks that could cause exploration or development difficulties or stoppages or restrict the movement of funds. Globex's operations could also be adversely impacted by laws and policies of the United States and Canada affecting foreign trade, investment and taxation. These factors may result in foreign currency exchange gains and losses due to the fluctuation in the relative values of the currencies involved. Globex does not currently own any mineral properties outside of Canada and the United States, although Globex may acquire other foreign properties in the future.

     DEPENDENCE  ON  KEY  PERSONNEL

     Globex is dependent on the services of certain key officers and employees, including Globex's President, Jack Stoch. Globex does not have an employment agreement with Mr. Stoch and does not carry key man life insurance on him.

     Competition in the mining exploration industry for qualified individuals is intense and the loss of any key officer or employee if not replaced could have a material adverse effect on the business and operations of Globex.

     NO  OPERATING  HISTORY

     Globex is an exploration company and currently owns no mineral property that has reached the production stage. There are no revenues from the sale of metals and no operating history upon which to base estimates of future cash operating costs and capital requirements.

     REGULATORY  COMPLIANCE,  PERMITTING  RISKS  AND  ENVIRONMENTAL  LIABILITY

     Exploration, development and mining activities are subject to extensive Canadian and U.S. federal, state and local laws and regulations governing exploration, development, production, taxes, labor standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural preservation, mine safety and occupational health, toxic substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing a mine and other facilities in compliance with such laws and regulations is significant. The costs and delays associated with compliance with such laws and regulations could become such that Globex would not proceed with the development or operation of a mine.

     Mining in particular (and the ownership or operation of properties upon which historic mining activities have taken place) is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to Globex (or to other companies within the mineral industry) at a reasonable price. To the extent that Globex become subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to Globex and could have a material adverse effect on Globex. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

     In the context of environmental permitting, including the approval of reclamation plans, Globex must comply with standards, laws and regulations that may entail greater or fewer costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. It is possible that the costs and delays associated with compliance with such laws, regulations and permits could become such that Globex would not proceed with the development of a project or the operation or further development of a mine. Globex has made, and expects if required, to make significant future expenditures to comply with permitting obligations and environmental laws and regulations although no such requirements currently exist.

     LACK  OF  PRODUCTION  EXPERIENCE

     Globex principal mining-related activities to date have consisted of acquiring, exploring, and developing mineral properties. The Company has never been involved in operating mineral producing properties or producing or extracting minerals. The expertise required for operation and extraction of minerals is different from the expertise required for acquisition, exploration, and development. There can be no assurance that Globex will ever be successful in operating mines and producing minerals.

     VOLATILITY  OF  STOCK  PRICE  AND  LIMITED  LIQUIDITY

      Globex Common Stock is listed on TSE and CDNX. Globex Common Stock has experienced significant volatility in price and limited trading volume over the last several years. See "Comparative Market Price Data". There can be no assurance of adequate liquidity in the future for Globex Common Stock.

     TITLE  TO  PROPERTIES

     The validity of unpatented mining claims, which constitute a significant portion of the property holdings of Globex, is often uncertain, and such validity is often subject to contest. Unpatented mining claims are unique property interests in the United States and Canada and are generally considered subject to greater title risk than patented mining claims or real property interests that are owned in fee simple. The validity of unpatented mining claim in the United States, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory and case law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. Globex has not filed patent applications for many of its properties that are located on federal public lands in the United States, and, under proposed legislation to revise the General Mining Law, patents may be difficult to obtain in the United States. Although Globex has attempted to acquire satisfactory title to its properties consisting of unpatented mining claims in the United States, Globex does not generally obtain title opinions until financing is sought to develop a property, with the attendant risk that title to some properties, particularly title to undeveloped properties, may be defective. See "Risk Factors - Immediate Need For Cash".

ITEM  2.     DESCRIPTION  OF  PROPERTIES


     GLOBEX  MINERAL  EXPLORATION  PROPERTIES

     The following table is a guide to Globex's current portfolio of mineral properties. The nature of the exploration business is such that this information changes continually as new properties are identified and acquired, and existing ones mature for development, are sold or are released.

                                                                AREA -
PROPERTY                  LOCATION           COMMODITY         HECTARES  OWNERSHIP
----------------------  ------------  -----------------------  --------  ----------

  PRINCIPAL EXPLORATION PROPERTIES
  --------------------------------
Lyndhurst Property      Quebec,       Copper, Zinc                 1877        100%
                        Canada
Poirier Mine            Quebec,       Polymetallic                  267        100%
                        Canada
Bateman Bay             Quebec,       Gold, Copper                   86        100%
                        Canada
Duquesne West           Quebec,       Gold                          300         50%
                        Canada
Mooseland               Nova Scotia,  Gold                          648        100%
                        Canada
Wood Mine               Quebec,       Gold                          184      0% (1)
                        Canada
Nordeau Gold            Quebec,       Gold                          298        100%
                        Canada
Timmins Magnesite-Talc  Ontario,      Magnesite,                    304        100%
                        Canada        Talc, Silica


  LESS SIGNIFICANT PROPERTIES WITH PAST PRODUCTION
  ------------------------------------------------

Suffield Mine           Quebec,       Polymetallic                  617        100%
                        Canada
Normetal Mine           Quebec,       Polymetallic                  156        100%
                        Canada
Agnico Eagle Mine       Quebec,       Polymetallic                   77        100%
                        Canada
Vauze Mine              Quebec,       Polymetallic                  231        100%
                        Canada
Vulcan Property         Washington,   Gold                          307        100%
                        U.S.

(1) Globex does not currently own any portion of the Wood Mine property but it has contractual rights to acquire a 50% interest in such properties upon Globex's completion of certain exploration activities and expenditures.

  OTHER  EARLY/IMMEDIATE  STAGE  EXPLORATION  PROPERTIES
  ------------------------------------------------------

                                                               AREA
PROPERTY                LOCATION             COMMODITY       (HECTARES)  OWNERSHIP
-----------------  -------------------  -------------------  ----------  ----------
Rouyn-Beauchastel  Quebec,              Gold, Copper, Zinc         3717        100%
                   Canada
Buckell Lake       Quebec,              Gold                         96        100%
                   Canada
Lac Simon          Quebec,              Gold                        240        100%
                   Canada
Tarmac             Quebec,              Gold                         64        100%
                   Canada
Victoria West      Quebec,              Gold                        724        100%
                   Canada
Louvicourt         Quebec,              Polymetallic               1344        100%
                   Canada
Duvay              Quebec,              Gold                         65        100%
                   Canada
Aumaque            Quebec,              Gold                         63        100%
                   Canada
La Motte           Quebec,              Nickel, Platinum,          1606        100%
                   Canada               Palladium,  Rhodium
Preissac           Quebec,              Nickel                      944        100%
                   Canada
Tut                Quebec,              Gold                        160        100%
                   Canada
Wemindji           Quebec,              Diamond                   34600        33a%
                   Canada
Smith-Zulapa       Quebec,              Gold, Copper-Nickel         418        100%
                   Canada
Halliwell          Quebec,              Gold                        314         65%
                   Canada
Laguerre-Knutson   Ontario,             Gold                         64        100%
                   Canada
Jacobie Copper     British Columbia,    Copper                       64        100%
                   Canada
Bell Mountain      Nevada,              Gold                        416        100%
                   U.S.
Sheep Mountain     Arizona,             Copper,  Molybdenum         144        100%
                   U.S
                               ____________________________

     Globex  believes  its  most  significant mineral properties are as follows:
Timmins Magnesite-Talc, Nordeau Gold, Lyndhurst, Bateman Bay, Bell Mountain, Duquesne West, Mooseland, Wood Mine, Sheep Mountain and Poirier Mine. Each of these mining properties is described below. These descriptions include information as to historic mining and exploration activity by third parties that is believed to be reliable, but have not been confirmed by Globex. There can be no assurance that any of these properties will contain adequate mineralization to justify a decision to construct a mine. See "Risk Factors --Exploration, Development, Mining and Processing Risks," "--Uncertainty of Reserves and Mineralization Estimates," and other mining-related risks factors in the "Risk Factors" section.

PRINCIPAL  EXPLORATION  PROPERTIES

     LYNDHURST  PROPERTY

     The Lyndhurst property is located approximately 22 miles due north of Rouyn-Noranda, Quebec. The property is accessed by driving 25 miles north on provincial highway and a gravel road. There are 99 claims totaling 1,631 hectares plus one mining concession of 236 hectares. Globex has a 100% ownership interest in the Lyndhurst property. On September 1, 1985, Globex acquired 96 claims and one mining concession from Stoch Lt e, John Archibald, Chris Bryan and Dianne Stoch in exchange for 750,000 escrowed shares of Globex Common Stock, a 1.5% net smelter return and C$15,000. See "Management of Globex-Interest of Management in Certain Transactions." Globex subsequently acquired additional claims by staking while over the years acquiring and dropping claims as a result of exploration results.


     GEOLOGY. The Lyndhurst property covers a 10-kilometer strike length of the Hunter Group. The property is mostly underlain by the Hunter and Kinoj vis Volcanic Groups which belong to the southern part of the Archean Abitibi lithotectonic Subprovince. Regional multiphase deformation affects all the rocks and most of these two volcanic groups are metamorphosed to greenschist facies. This group, composed mainly of felsic volcanics, has been intruded by the Poularies and Palmarolle Batholiths, forming the heart of the Lac Abitibi Antiform. The Hunter Group is believed to be older than the predominately mafic Kinoj vis Group which is overlying in discordance to the south. The regional east-west Lyndhurst Shear Zone crosses the southern half of the property and may have been responsible for the shearing often noted at the contact point between the two volcanic groups. A large mineralized alteration zone has been followed down plunge from the mine to the west and is open at depth.

     MINING  HISTORY.  The  Lyndhurst  property  hosts the past copper producing
Lyndhurst Mine (reportedly 200,000 tons at 2% copper) and has been worked piecemeal by numerous companies since its discovery in 1928. In 1955, Lyndhurst Mining Co. Ltd. sank a 215 metre shaft with five levels and began limited production after an extensive program of underground diamond drilling. Further exploration, principally diamond drilling, was undertaken by various companies until 1988 when Minnova conducted an input survey, deep EM survey, geological and lithogeochemical sampling, mapping, stripping and diamond drilling. From 1991 to 1993, Noranda Exploration undertook mapping, stripping, induced polarization and horizontal-loop electromagnetic surveys, and shallow and deep diamond drilling.

     In 1995, Globex drilled one hole on the Lyndhurst property. In January 1997, Amblin Resources Ltd. conducted a Gutierrez airborne electromagnetic survey and a ground gravity survey. In June 1998, in drill hole LY98-5A, Amblin discovered a new body of massive sulphide, including 18.79 metres of .45% Cu, 1.51% Zn and 12.7 gm/tonne Ag. Later in 1998, Amblin drilled two holes into the new sulphide body, both of which intersected significant massive sulphide mineralization:


     HOLE NO.  LENGTH (M)   CU%    ZN%   AG G/T  AU G/T
     --------  ----------  -----  -----  ------  ------

     LY98-5A         2.61   3.62   2.94   159.3     0.6

     LY98-6           8.4   3.14   0.07    28.8       -

                     11.3    0.1   2.04    15.8       -

                      3.5    1.2      -       -       -

                     2.35   2.77      -    17.8       -

     In 2000, Globex drilled two exploration holes and one deep hole, L00-8B to test the up dip potential of the massive sulphide zone. The hole intersected two sections of massive sulphides, 3.36 m and 2.98 metres. Included in the zones are the following assays:


     HOLE NO.  LENGTH (M)   CU%    ZN%   AG G/T
     --------  ----------  -----  -----  ------

     LY00-8B          2.9   0.49   0.13    53.8

                     0.46   0.35   6.77      33

                     2.98   0.19   5.16    35.6


     Downhole geophysics in the five deepest holes shows the massive sulphide zone extends as far as the system is able to detect both below the present drilling and particularly strongly to the west.


POIRIER  MINE

     LOCATION. The Poirier Mine property consists of 10 claims covering 267 hectares straddling the Joutel and Poirier township line in northwest Quebec, 7 km to the west of the site of the former town of Joutel and covers the area of the former Poirier Mining Concession #516. A 100% interest in claims was purchased in 1998.The mine area is accessible from Amos (120 km south) or Matagami (80 km northeast) by paved highway 109. A road extends westward for 25 km from highway 109 passing near the mine site as it connects to the Selbaie Mine site.

HISTORY. The Poirier Mine was discovered with airborne geophysics by Rio Algom in 1959. Following three and a half years of follow up work, including ground based geophysical and geochemical surveys and an extensive diamond drilling program, a 1860 foot three compartment shaft was sunk and two levels (1000 and 1150) were developed to carry out detailed work on an ore zone indicated by surface diamond drilling.

     In 1964, a decision was made to construct a mining and milling plant to process 1500 tons per day of copper and zinc ore from the Poirier property. In 1965, an agreement was reached with Joutel Copper Mines to expand the Poirier concentrator to handle up to 700 tons per day of their ore on a custom milling basis.

     Commercial production started in January 1966. Over a period of nine years 4,670,000 tons of copper ore grading 2.22% copper and 748,000 tons of zinc ore grading 5.58% zinc were mined and milled to produce 94,580 tons of copper, 29,300 tons of zinc and 285,000 ounces of silver from the Poirier mine. The shaft was extended to a depth of 2849 feet in 1968 and by the closure of the mine in July 1975 some 63,000 feet of drifting on 18 levels had been completed. Cut and fill, shrinkage and blast hole stoping methods were used to extract the reserves with an estimated 60% of the production coming from cut and fill stopes.

     Official reserves reported to the government at closure were 763,000 tons of copper ore at 2.20% copper and 716,500 tons of zinc ore at 10.44% zinc.

     The infrastructure was dismantled and sold in late 1976. Mine archives are reported to have been burnt except for those filed with the Quebec Ministry of Energy and Resources.

     Bonanza Metals Inc. (Forbex, Fieldex) acquired the property in 1986 and undertook a program of compilation and shallow drilling. Bharti Engineering Associates Inc. was hired in 1989 to prepare a pre-feasibility study which was delivered in May 1990.

     In 2000, Globex did several small geophysical grids and drilled two exploration targets.

     GEOLOGY-REGIONAL. The Poirier Mine property is located within the Joutel-Poirier mining camp. The known sulphide deposits of the camp include the Poirier, Joutel Copper and Explo-Zinc zone and occur on the east side of calc-alkaline felsic volcanic sequence surrounding the Mistawack granitoid batholith. The carbonated sulphide deposits of the Agnico-Eagle and Telbel gold mines are located about 6 km to the north in what appear to be the top of the same rhyodacitic rocks which consist of argillaceous tuffs, cherts, breccias and associated rhyolites. These rocks are cut by numerous dioritic and felsic dykes. The east-west trending, steeply dipping felsic horizons hosting the deposits strike onto and across the Poirier Mine property.

     GEOLOGY-LOCAL. The following description of the local geology is an excerpt from a report titled "Mine de Poirier Rio Algom" written in 1974 of 1975 by Rio Algom personnel."The rock sequence on the Poirier property starts at the north with granite and moves south through rhyolite then dacite and finally down to porphyritic rhyolites towards the south of the property. This rock sequence strikes approximately east-west and dips about 75 degrees to the south. Although a large gabbro dyke cuts the property in a north easterly direction, the most important dyke on the property is a large northwest trending complex feldspar dyke which is epidote rich in the centre and siliceous at the edges and which separates the East and Main Zones from the West Zone.

     Three types of ore occur: ification zones hosting 1% to 20% disseminated sulfides and locally up to 10% tourmaline.chalcopyrite rich zones of chlorite in the central (main) zone; sphalerite rich massive pyrrhotite and pyrite with some chlorite in the central (main) and West Zones with the same massive sulphides containing copper rich mineralization in the West Zone; and chalcopyrite rich zones in a mineralized cherty dacite formation in the lower zones of the mine.

     The copper and zinc zones are fairly distinct from each other although they carry a little copper and zinc respectively. The ore occurs toward the contact of the dacite volcanic pile with the footwall rhyolite in folded and sheared beds of chlorite. These chlorite beds are thought to have been originally fine tuffs that were selectively and almost completely chloritized.

     The mineralized zones at Poirier are volcanogenic lenses of massive sulphides enriched in copper and/or zinc with typical zoning of metal concentrations due to the hydrothermal mineral deposition."

     ORE RESERVES. The original mine records are reported lost or burnt and no core from the mine is available. The records used to calculate the mineral reserve estimation of the West (copper and zinc) and Q (zinc) Zones were reconstructed from microfilms of sections and logs deposited in the archives at the Ministry of Mines and Resources by Rio Algom before closure. About 30% of the original drill logs have been located and another 30% reconstructed from information visible on drafted drill sections.

     The reserves were largely developed by Rio Algom and a significant percentage of the ore is located in pillars adjacent to stopes. The major zinc lenses of the Q Zone were partially developed prior to shutdown but no mining was carried out. The Q Zone zinc lenses occur as two and occasionally three en-echelon lenses plunging to the east at 60-70 degrees and dipping to the south at 75 degrees. Lense separation varies from a few feet up to 50 feet, widths vary up to 100 feet over typical strike lengths of 100 to 200 feet. Vertical continuity and continuity from section to section is difficult to establish because of the intense folding even with closely spaced drilling (50 foot centres).

     A mineral inventory was calculated for the West and Q Zone using reconstructed cross sections on 50 foot spacing. Polygons were created on the cross sections using the bisectrices of between adjacent drill holes, geological contacts and assay cutoffs. Each polygon was assigned a tonnage based on the area of the polygon multiplied by the distance between sections (50 ft.) and the assumed density of the rock (8.4 cu. ft. per ton for massive sulphides).

     An undiluted mineral inventory was calculated for the West and Q Zones grading 1.24% Cu and 8.77% Zn and totalled 1,400,863 tons. In addition to the mineral inventory shown on Table I, some 300,000 tons at 8.06% Zn are contained in the East Lens and 534,000 tons at 2.5% Cu in the Main Lens. Gold values were not recorded but previous production indicated a grade of over 0.5 oz per ton gold.

     From an exploration point of view, the property has excellent depth potential as there has been no exploration below the 2500 foot level. Similarly, more drilling is needed above the 850 foot level and about known ore shoots. Previous exploration was directed principally at outlining copper ore and zinc bodies were not a priority. Gold was not systematically analysed for.

BATEMAN  BAY

     The Bateman Bay property is centered on the Gouin Peninsula, which separates Lac Chibougamau from Lac aux Dor s and is located about eight kilometres east-southeast of the town of Chibougamau, Quebec. Access is provided by three miles of paved provincial highways and then three miles of local paved roads in the immediate area of the town of Chibougamau, Quebec or by boat on Lac aux Dores. The property consists of two unpatented mining claims on Canadian crown land, totalling 86 hectares in size.


     GEOLOGY. The Bateman Bay property is located within the Dore Lake Complex, a layered intrusive made up of anorthosite, gabbro, pyroxenite, granophyre and transition rock. A minor band of mafic volcanics and related sediments crosses the center of the property in an east-west direction. The north boundary of this volcanic horizon is marked by the Dor Lake Fault, a brittle structure generally thought to be a primary ore controlling feature for the Chibougamau Camp. A northwest trending shear zone runs from the area of the Bateman Bay shaft to the Jaculate Mine to the northwest. This structure hosts the "A" Zone. Two additional zones termed the "B" and "C" occur within parallel, en echelon, northwest trending shears to the northeast.

     MINING HISTORY. Norlake Mining Corporation completed 3 drill holes totalling 337 metres and an electromagnetic survey on the area of the property in 1936. During 1955-1956, 64 drill holes were completed for a total of 12,641 metres. This was accompanied by magnetometer, electromagnetic and resistivity surveying. During 1957, an additional 108 holes totalling 23,753 metres were completed. An underground development program was initiated and completed by 1960. This consisted of shaft sinking to a depth of 160 metres and the development of three levels, the lowest being at 152 metres from which 33 underground drill holes were completed. Two chalcopyrite bearing structures were defined by this work.

     During 1964-1968, Patino Mining Corporation Limited ("Patino") completed an additional nine drill holes. Subsequently, the shaft was deepened and the property was linked to the Jaculet Mine at the 274 meter level. In 1970, Patino completed one additional surface drill hole and an additional 18 underground holes on the 274 meter level for a total of 695 metres. The Bateman Bay shaft is reported to have been used by Patino as production shaft for the Jaculet Mine. Globex has no rights to minerals in the Jaculet Mine.

     In 1991, after compiling all previous geological work, drilling 9 holes for 2,966 metres and re-interpreting the results, Robex Resources Inc. announced that gold and copper mineralization was present in the "A" Zone to a depth of 811 feet. Subsequently, the Province of Quebec rehabilitated the mine site and ultimately revoked the then-existing mining concessions.

     Except for lateral development and a small bulk sample, no mining production is known to have occurred on the Bateman Bay property. The 810-foot deep Bateman Bay Shaft has been capped, the headframe and all mine buildings have been removed and the site has been contoured to acceptable standards.

     In 1997, a grid was cut over the property and detailed E.M. and magnetometer surveys were completed.

DUQUESNE  WEST

     The Duquesne West property is located 25 kilometres northwest of the town of Rouyn-Noranda, Quebec, and four kilometres from the town of Duparquet in Abitibi West County. The property consists of 20 contiguous unsurveyed claims, totalling 289 hectares. Access to the mine is by highway for approximately 22 miles.

     Globex acquired a 50% interest in the property pursuant to an agreement dated December 19, 1986 with Jacques Viau. In order to acquire the interest, Globex issued 200,000 shares of Globex common stock to Mr. Viau, granted him a 1% net smelter return and agreed to expend C$600,000 on the property (a condition which was subsequently waived).

     The remaining 50% interest in the property is owned by G oconseils Jack Stoch Lt e ("Stoch Lt e"), which is controlled by Jack Stoch, the President of Globex.

     GEOLOGY. The Duquesne West property lies on the east-west striking southern limb of the Lepine Lake regional syncline within the Abitibi Greenstone Belt. The underlying rocks are all Precambrian in age and range from older volcanics of the Kinoj vis Group followed by Clericy Sediments, younger volcanics of the Blake River Group and finally sediments of the Duparquet Group (Temiscaming-type). A major period of folding and faulting post-dated the final period of deposition and resulted in the development of the aforementioned
Lepine Lake Syncline and other folds in the area as well as the Main Porcupine-Destor Break, a large regional gold-bearing structure which stretches east from the Timmins camp into Destor Township in Quebec. This was followed closely by the development of subsidiary splays and parallel shears and the intrusion of acid porphyries, granites and aplites and later basic dikes and lamprophyres, primarily along the faults.

     MINING HISTORY. The Duquesne West property was originally staked in 1923-1925 followed by extensive stripping, trenching and limited diamond drilling. In the 1930s, 38 diamond drill holes were drilled, totalling approximately 12,200 feet, and the Shaft and South Zones were discovered. Fifteen more diamond drill holes totalling 9,929 feet were drilled from 1944-1949. From 1973-1982, extensive diamond drilling and geophysics were conducted on the property. In 1983, Claremont Mines Limited drilled an 80-foot shaft and took a 425-ton bulk sample from Shaft Zone. In 1990 and 1991, Noranda Exploration conducted diamond drilling (13 holes) and did geological and geophysical exploration on the property.

     In 1994, Globex undertook extensive geophysical coverage of the claims and drilled seven short holes totalling 440 metres. Between 1994 and 1997, Santa Fe has conducted a further 78,000 feet of drilling. In 1996, Santa Fe also performed a real-time induced polarization survey and located an additional anomaly located between the Shaft Zone and the Fox Zone. Santa Fe drilled another hole in February 1997.

     Numerous intersections of gold mineralization were intersected with values reaching 1.56 oz per ton Au over 35 feet. Santa Fe (now Newmont) outlined numerous gold zones and delineated a significant geological resources in wide spaced drilling.


MOOSELAND

     The Mooseland property is located approximately 70 kilometres northeast of Halifax, and about 1 kilometre south of the village of Mooseland, Nova Scotia. Access to the Mooseland property is via about 70 miles of paved highway and about 30 miles along paved road. The Mooseland property consists of 40 claims in Halifax County, Nova Scotia.

     Globex holds a 100% interest in the property, which it acquired by taking over the $37,000 provincial environmental bond from Acadia Minerals Corporation in November 1996. The property is subject to a 1.5% net smelter return royalty, divided equally among three parties, namely 160880 Canada Inc., 160881 Canada Inc. and 160891 Canada Inc., all of which companies are owned by prospectors who initially sold the property.

     No significant exploration of development work has been conducted on the Mooseland property since 1989.

     GEOLOGY. The Mooseland property is underlain by both the Goldenville and Halifax sedimentary formations of the Maguma Group. The lower southwest corner of the property is underlain by granitoids of the Musquodoboit Pluton. The Maguma group sediments are arranged about a shallow east plunging fold structures called the Mooseland-Gegogan Anticline. Fold limbs appear to dip on average from 50 to 75 either to the north or south depending on location relative to the fold axes. Locally beds may steepen to subvertical and are subhorizontal at fold hinges. A sericitic shear zone is developed at the hinge of this structure.

     The anticline structure is the primary controlling feature of the property. Mineralization consists of auriferous quartz veins developed on the flanks and in the crest of this structure. Two main areas of mineralization have been identified on the property. These are termed the West and East zones, and are separated by a young northwest trending brittle structure called the Tangier River Fault. Gold mineralization is associated with quartz veining and occurs within the zone as coarse free grains and irregular masses ranging from pin-points to match-head in size. Gold grain distribution is reported to be irregular within the quartz veins. The veins in the West and East zones consist of 85% to 95% massive quartz, white to pale grey in color. The veins contain 5% to 10% wall rock inclusions and minor sulfides.

     The West Zone covers a strike extent of 3,000 feet in an east-west direction. The western extent of the zone abuts against the local granite intrusive. The east end of the zone is cut off by the northwest trending Tangier Fault. A short fault block segment of the zone was found several hundred feet north of this cross-cutting fault and was mined in the Brunswick Mine during the late 1890s. Overburden is said to average five feet in depth on the West Zone, and the crest of the fold is well exposed in a trench immediately west of the highway that transects the property. At least eleven separate quartz veins have been identified on both limbs of the fold. Gold is interpreted to occur in small shoots that plunge at 10 to 30 to the east. The individual veins average from three inches to three feet and occasionally are up to eight feet in width. The East Zone was discovered by Acadia during a 1987 diamond drilling program. The area is covered by 50 to 100 feet of glacial drift, in the form of a drumlin. The East Zone is located approximately 1,100 feet north-northwest of the West Zone. The two zones are separated by a wide zone of multiple northwest faults. The axis of the anticline strikes 40 to 50 to the north near the crosscutting fault zone, which curves to an east-west altitude at the eastern limits of the zones. The fold appears to be tighter than at the West Zone and shows a greater degree of faulting and gouge. Developed quartz veins appear to be fewer in number, but, wider and higher in grade.

     MINING HISTORY. During the period of 1860-1870, production began on the Furnace lead on the Mooseland property, a stamp mill was erected, the district was opened up to road access, several shafts were developed on the Furnace, Cummings and Specimen leads, and the Irving belt and Little North lead were discovered. In 1884, gold bearing boulders were found on the west bank of the Tangier River and the Bismark lead was discovered in 1890. The Mooseland Gold Mining Company carried out minor production until 1895. From 1896 to 1914, minor sporadic work was carried out on the Cummings lead.

     From 1937 to 1938, nine diamond drill holes were completed by Compagnie Belgo-Canadien de Prospection Miniere Limit e while testing a 1,200 foot strike length of the anticlinal hinge and the Irving and Cummings leads. In 1974, Stuart Avril completed a geological mapping program. From 1978 to 1981, Cuvier Mines Inc. carried out surface sampling, trenching and diamond drilling. A total of 21 drill holes for a drilled footage of 1,150 feet were completed.

     In 1987, Acadia Mineral Ventures Limited ("Acadia") had an induced polarization survey conducted which covered the western mineralized zone. Acadia completed 65 diamond drill holes for a total length of 43,946 feet. Three areas of gold mineralization were recognized based on past exploration activities and the Acadia work. These were termed the Main Mooseland, North Mooseland and Otter Pond areas. Sampling in the Main Mooseland area indicated the presence of mineralization in seven separate zones. Initial drill results for the Otter Pond area were reported to be higher in grade and thicker in width than most intersections obtained in the Main Mooseland area. By March 1988, Acadia had completed 135 drill holes totalling approximately 104,000 feet, of which 85 drill holes totalling 68,398 feet were completed on the West Zone.

     In 1988, Hecla Mining Company of Canada ("Hecla") in partnership with Acadia and Biron Bay Resources initiated an underground exploration program relating to the Mooseland property. Work completed by Hecla in 1989 consisted of site preparation, temporary surface plant set-up, establishment of a 24-foot concrete shaft collar, installation of a 60-foot high steel headframe and a skid-mounted double drum hoist; and shaft sinking to a depth of 410 feet. A small shaft station was established at the 160-foot level and a full station was cut at 320 feet. A stratigraphic study re-logged 76 Acadia drill holes and refined the geological interpretation. In May 1989, while shaft sinking was in progress, Hecla suspended its work. The planned underground lateral development and bulk sampling program was not carried out. The 410-foot deep Hecla Shaft has been capped. A steel headframe is still in place as well as the portable steel building which serves as the hoist room.


WOOD  MINE

     The Wood Mine property is located 50 kilometres east of the city of Rouyn-Noranda, Quebec, and 3 kilometres east of the village of Cadillac, Quebec. The property is 184 hectares in size and consists of eight contiguous, unpatented mining claims. The property straddles paved provincial highway and is reached by driving 1.5 miles east of the village of Cadillac, Quebec.

     Globex had a limited right to form a 50% joint venture with another company if Globex brings it into an exploration program.

     GEOLOGY. The property is located on a southern flank of the Cadillac Syncline. The main lithologies are Archean in age and are arranged as a subvertical to steep south dipping, overturned homocline which strikes approximately east-west. These lithologies, from north to south, consist of greywackes and minor bands of lean magnetite iron formations of the Cadillac Group, mafic and felsic volcanics of the Piche Group and greywackes of the Pontiac Group. An east-west trending, narrow, 15 to 50 meter thick subvertical band of carbonate-talc-chlorite schists cuts through the Piche and Cadillac groups at a low angle. This is historically referred to as the Cadillac Break, a shear structure of crustal proportions.

     Gold mineralization associated with the Cadillac Break structure occurs in three separate forms: (I) narrow, shallow south dipping quartz-tourmaline-sulfide-scheelite-native gold veins which are typically 2 to 20 centimetres in thickness and occur as stacked sets adjacent to the Cadillac Break, mainly in Piche Group volcanics; (ii) lenticular sulfide zones, 0.1 to
1.5 meter thick, consisting of 1% to 30% pyrite and subvertical quartz veining developed at either or both margins of a series of three or four banded magnetic iron formation units; and (iii) biotitic silic

     Currently there are two main areas of gold mineralization recognized on the property. The "W" Zone (Wood Zone) consists of a series of stacked sulfide ore and quartz-tourmaline vein zones which are developed in the area of the Wood Shaft, to depth and on strike to areas which have previously been mined. The "P" Zone (Pandora Zone) consists of silicified, biotitic sediments and a mafic tuff. The "P" Zone straddles the property's eastern boundary with the former Pandora Mine and resembles zones which have been investigated on the Pandora and Tonawanda properties to the east.

     MINING HISTORY. The Wood Mine property was originally acquired around 1927. Three drill holes were completed under option by Canadian Enterprises, Limited in 1934. Wood-Cadillac diamond drilled during 1936 and put down a three-compartment shaft to 522 feet in 1937. From 1937 to 1938, lateral work was carried out on the 250, 375 and 500 foot levels. Several ore bodies were developed. A 200 ton-per-day mill was built in 1939. In 1941, a 500 foot deep winze was sunk from the 500 foot level in an area 400 feet west of the shaft, with lateral work carried out on the 625, 750 and 875 foot levels and a station cut at 1,000 feet. This lower level development of ore did not come on stream soon enough to feed the mill at capacity, forcing mine closure in 1942. Total production from the upper three levels was reported to be 27,213 ounces of gold and 4,519 ounces of silver from 179,400 tons of milled ore. In 1942, 431 pounds of hand cobbed scheelite grading 20.05% WO3 was also shipped. During 1945, Central Cadillac Mines, Limited completed rehabilitation on both the Wood Mine property and the nearby Central Cadillac Mine. In 1946, underground work began again and the two mines were linked. Capacity of the Wood mill was increased to 350 tons per day and milling resumed in 1947. The Wood shaft was deepened to 875 feet in 1948. Milling stopped in 1949 due to lagging ore development and drops in grades. Production from the consolidated properties for the 1947-1949 period was reported to be 32,479 ounces gold and 4,167 ounces silver from 257,254 milled tons.

     The consolidated property lay idle until 1965, when 5 drill holes were completed on an area east of the Wood Shaft. In 1969, Gold Hawk Exploration Limited drilled 8 holes for a total length of 5,522 feet, testing a 700 foot strike length of mineralization located 700 feet east of the shaft. In 1973, Hawk Mines Limited drilled between the Wood Shaft and the west boundary. In 1975, the property was optioned by Gallant Gold Mines Limited which later conducted diamond drilling totalling some 2,000 metres and a very low frequency electromagnetic surveying program. During 1984, La Compagnie de Gestion Miniere Louvicourt Ltee completed 19 drill holes totalling 4,930 metres in the areas of the Wood Shaft (W Zone) and eastern boundary (P Zone). These claims lapsed and were re-staked in 1995. Amblin Resources Inc. drilled nine widely spaced holes in 1997, eight of which encountered visible gold. However, the option was terminated due to a lack of funds. Globex has managed to retain its back in right through negotiations with the underlying prospector group.

     As for the current state of the property, the Wood Shaft is capped and the headframe and buildings have been removed.

NORDEAU  GOLD

     LOCATION. The Nordeau Gold deposits are located on two claim blocks. The eastern block consists of 16 claims totalling 243.6 hectares and the western block consist of 5 claims totalling 54.4 hectares. Title to several claims are subject to verification of claim post locations.

     The 21 claims are located in Range 1, southeastern Vauquelin Township, Quebec approximately 50 km east southeast of Val d'Or, NTS 32C/3. The property is easily accessible from paved highway 117. At a point, approximately 6 km south of the town of Louvicourt, an all season gravel road leads eastward to the Chimo Gold Mine and Mill as well as lumbering operations further to the east. Numerous secondary seasonal roads lead southward from this road providing access to both claim blocks.

     GEOLOGY. The Nordeau gold zones occur in the Archean, Trivio Formation which consists of both sedimentary and basic volcanic units. Gold mineralization is associated with a shear corridor believed to be the eastern extension the prolific Cadillac-Larder, gold localizing, break.

     In the mineralized areas, the Trivio Formation consists of a band of basic volcanics (Chimo Volcanic Unit) up to 400 metres wide which separates two sedimentary horizons composed principally of greywacke, siltstones and lesser conglomerate. A magnetite iron formation traverses both claim blocks within the northern sedimentary unit and previous calculations based upon diamond drilling have delineated approximately 90 million tons of +25% iron bearing material.

     Metamorphism is within the limits of the greenschist facies but is near the amphibolite metamorphic facies. Stratigraphy trends N295 , dips are roughly 70 to the north and tops face southward. Lineations, crenulations and small folds within the shear zones, plunge, give or take, 80 to the west.

     Gold mineralization occurs in shear zones within the basic volcanic unit (Chimo Volcanics), in sediments at or near the northern volcanic-sedimentary contact and in association with magnetite iron formations within the northern sedimentary unit.

     The gold is associated with quartz veins of various widths and is usually in the form of free gold at both the megascopic and microscopic scale. Associate sulphide minerals are common in particular, pyrite, arsenopyrite and pyrrhotite, varying from 1% to 5% in quartz veins and from 20% to 50% in association with sections the magnetite iron of formation.

     Various drill programs have delineated gold bearing quartz vein systems on both the eastern and western blocks. The most recent gold resource figures were published in 1990 by the previous owner Vauquelin Mines Ltd. and are as follows;

Nordeau  East  Zone:     -  178,428  tons  grading  0.194  oz/ton  Au  probable.
                         -  202,061  tons  grading  0.175  oz/ton  Au  possible.
Nordeau  West  Zone:     -  110,700  tons  grading  0.154  oz/ton  Au  probable.
                         -  198,000  tons  grading  0.160  oz/ton  Au  possible.

Total probable & possible resource:  689,259 tons @ 0.173 oz/ton Au.

TIMMINS  MAGNESITE-TALC  PROJECT

     LOCATION. The property consist of 17 patented surface rights claims and 19 mineral claims situated in the south half of Deloro Township, Porcupine Mining District, 13 km southeast of the City of Timmins, Ontario. Access is via Pine Street in Timmins which extends southward into northern Ogden Township. A gravel bush road trends eastward from Ogden Township just below the township line (Odgen - Montjoy) into Adams Township. After the road crosses the regional powerline, a branch trends northward directly across the centre of the property in Deloro Township.

     GEOLOGY AND METALLURGY. The area is underlain by Archean intrusive and extrusive units and sediments including large masses of altered ultramafic (serpentinized peridotites) and at least one east-west diabase dyke. Strikes are generally east-west, dips near vertical or steeply to the north. The magnesite-talc-quartz rock unit is exposed on surface as large areas of outcrop 10 to 20feet above a sand plain floor. The property contains a large body of magnesite, talc and quartz reported to be in the order of +100,000,000 million tonnes in the limited area previously tested by widely spaced drill holes. The potential orebody is made up of roughly 54% magnesite (MgCO3), 27% talc and 16% quartz with 3% accessory iron oxides. Pilot plant flotation tests indicate that 65-70% of the magnesite can be recovered in a flotation concentrate which is 99% acid soluble. Iron has replaced some magnesia in the crystal lattice of the magnesite resulting in a high iron product. The iron can be removed by chemical processes.

     The carbonate concentrate is calcined to produce a caustic calcined magnesia having the following chemical properties:

                    Magnesia  (MgO)                92.5%
                    Iron  Oxide  (Fe2O3)            6.0%
                    Silica  (SiO2)                  1.0%
                    Lime  (CaO)                     0.1%
                    Miscellaneous                   0.4%

     Extensive bench pilot research has confirmed that the iron in the caustic calcined MgO can be reduced from 6.0% to 0.4% (Fe2O3) or lower, by a simple chlorine roast. The chlorine roast will remove the iron as volatilized ferric chloride (FeCl3) itself a saleable chemical byproduct used in water purification.

     The analysis of the low iron product is:

                    Magnesia  (MgO)                98.3%
                    Iron  Oxide  (Fe2O3)            0.4%
                    Silica  (SiO2)                  0.8%
                    Lime  (CaO)                     0.1%
                    Miscellaneous                   0.4%

     Talc is recovered as a first stage in the flotation process, and after cleaning and re-cleaning in additional flotation cells, is dried and processed by fine grinding to produce a high purity, fibre free, low arsenic talc, suitable for the paper, paint and cosmetic industries. The 30-35% of the magnesite lost to tailings in the second stage of the flotation process can be chemically recovered by dissolving in hydrochloric acid and burning the MgCl2 to produce high purity magnesia (MgO). Testing has indicated that the tailing from the flotation make an excellent feed which will produce a high purity product (99% MgO) with iron and calcium each less than 0.1%.

     Also, the quartz in the rock can be recovered in the flotation process and possibly sold as Flux to local smelters.

LESS  SIGNIFICANT  PROPERTIES  WITH  PAST  PRODUCTION  OR  RESOURCES


SUFFIELD  MINE

     The Suffield Mine property is located four miles southwest of the city of Sherbrooke, Quebec and is accessible by secondary provincial highway. The claim group consists of nine unpatented mining claims, covering 617 hectares. The property is owned 100% by Globex, which acquired the ground by purchase and staking. A 5% net profit interest royalty is held by Waldo Investments Inc. No significant exploration activity has occurred on the Suffield Mine property since 1990 and Globex has no immediate exploration plans.

     GEOLOGY. The Suffield Mine property is situated on the northwest flank of the Sherbrooke Anticline. This structure is overturned to the northwest and is dissected by series of thrust faults. There are two distinctive lithological formations in the area; the Ordovician-aged Ascot Formation of felsic to intermediate volcanics and schists and, the Siluro-Devonian-aged Francis Group of sediments. Both units are intruded by small ultramafic, granite, diorite and lamprophyre bodies. The property's stratigraphic sequence, from west to east, consists of a large band of phyllites, followed by a chert, siltstone and iron formation sedimentary unit and finally a capping of thick sequence of sericite schists and porphyritic rhyolite. Disseminated and volcanic massive sulfide mineralization occurs at the sediment-volcanic contact. Mineralization consists chiefly of sphalerite and pyrite and appears to be controlled in part by rolls and dips in the contact surface.

     MINING HISTORY. The Suffield Mine property contains two past mineral producers -- the Suffield King and Howard Mines -- and several prospects -- the Silver Star, North Howard and No.4 Shaft zones. The property experienced intermittent mining activities over the period from 1863 to 1956. Until 1949, mining consisted of small scale production from prospect pits and shafts. From 1949 to 1956, Ascot Metals Corporation developed the Suffield Mine No.3 Shaft. Production reportedly totalled 600,000 tons grading 6.5% zinc, 0.8% copper, 0.45% lead, 2.5 opt silver, and 0.007 opt gold. The mine closed prior to the completion of the No.4 Shaft, which saw little or no production. SOQUEM carried out geological mapping, geochemical and geophysical surveys and diamond drilling in 1968 and 1969. In 1972, Lynx Canada Exploration drilled three short holes which reportedly confirmed previously defined Suffield work.

     In 1985, Copper Stack Resources Ltd. completed geophysics and drill follow-up on the Silver Star zone. A total of 2,116 feet in six drill holes were put down. An induced polarization survey was carried out by Spartan Mining Ltd. and the holdings were geologically reviewed by G oconseils Jack Stoch Lt e in 1987. The property was optioned in 1989 by Noranda Exploration Company, Ltd., which completed a program of combined geophysical (magnetometer and very low frequency electromagnetic), geochemical and geological surveying, trenching and diamond drilling for a total of 2,632 metres in 19 drill holes. During 1990, an additional 1,627 metres of drilling was completed with four drill holes.

VULCAN  PROPERTY

     The Vulcan property, also known as Gold Dike, is located in Ferry County, Washington, two miles from the Canada-U.S. border and four miles southwest of Grand Forks, British Columbia. Access to the property is provided by five miles of unpaved county roads and an unpaved drivable trail. Globex Nevada owns 100% of 8 patented claims, 100% of 34 unpatented claims, and 11 unpatented claims optioned (with no cash payments or work requirements).

     Globex Nevada acquired the Vulcan property on August 18, 1995 pursuant to an agreement with N.A. Degerstrom, Inc. and Gold Express Communications Inc. for a purchase price of one dollar and the assumption of all liabilities in connection with the property. To date, Globex has paid more than $38,000 with respect to liabilities incurred by the previous owners. In addition, Globex has posted a $75,000 bond with the State of Washington with respect to certain environmental matters.

     In 1996, Globex conducted exploration on the Vulcan property in the process of reassessing the property's geologic potential. During 2000, select sampling was done south of the previously known gold zone on a previously known copper dyke. Significant values were returned for platinum and palladium as well as copper. Globex has since signed an option agreement with Latitude Minerals Corporation.

     GEOLOGY. With respect to the geology of the Vulcan property, Permian to Triassic sedimentary and volcaniclastic rocks crop out near Danville in the northern portion of the Republic graben. Near the Gold Dike mine, interbedded units of argillite, siltite, limestone, and quartzite have been recrystallized to the hornblende hornfels metamorphic facies by later intrusion of Creataceous (?) alkalic rocks of the Shasket Creek complex. The Shasket Creek alkalic complex was originally mapped as two phases -- monzonite to shonkinite (with possible nepheline syenite), and syenite porphyry (a more leucocratic phase with orthoclase phenocrysts).

     MINING HISTORY. Early exploration and mining took place near the turn of the century on the Vulcan property. Small amounts of high grade copper ore were hand-cobbed from the Comstock Vein and shipped directly to the smelters.
Exploration for gold on the property and surrounding areas took place on an intermittent basis. This consisted of various forms of sampling and drilling, and at least two small audits into the Gold Dike Vein. The property came under the control of Vulcan Mountain Mining Company, which commenced to mine the Gold Dike by open-pit methods. Approximately 150,000 tons of ore were reportedly extracted and processed using cyanide heap leaching to extract the gold from the ore with an average recovered grade of approximately 0.10 opt gold and 0.15 opt silver. Diamond drilling on the property has occurred intermittently since 1963. During 1996, Globex completed geological mapping and induced polarization surveys on the claims, as well as 14 diamond drill holes completed for a total length of 7,272 feet.

BELL  MOUNTAIN

     The Bell Mountain property is located in Churchill County, Nevada, approximately 63 kilometres southeast of Fallon and there are 26 lode claims Bureau of Land Management land. The property is most easily accessed from Reno, Nevada via paved highway to a point 10 miles east of Frenchman's Station and then nine miles of gravel road to the mine. The claims are owned 100% by Globex Nevada. All claims are unpatented and are located on federal land.

     Globex Nevada acquired the property on November 14, 1994 pursuant to an agreement with N.A. Degerstrom, Inc. ("Degerstrom") for a purchase price of one dollar. Pursuant to the agreement, Degerstrom retained a 2% net smelter return royalty on all metals, minerals, ores or other materials mined or taken from the property. Globex Nevada has the option to buy-out the net smelter return by paying $167,000 to Degerstrom within 90 days of commencement of commercial production.

     GEOLOGY. The host rocks on the Bell Mountain property are siliceous pyroclastic rhyolites and the two major vein systems identified on the property can be classified in the volcanic-hosted epithermal quartz-adularia deposits.
The veins contain gold and silver as electrum and silver as chlorargyrite and argentite. The vein systems on the property have been identified over a total area of 2.34 km2 with only 0.09 km2 tested by drilling to an average depth of 25 metres, leaving a large area open to exploration.

     MINING HISTORY. The property was originally staked in 1914. In 1918, Tonopah Mining Co. conducted underground development and sampling. The property was then mainly idle until some sampling was conducted in 1948. It then fell idle again until the 1970s when a 270-meter long adit was driven. In 1978, Bell Mountain Mining Co. did a substantial sampling program including driving the 180-meter Varga adit. A geology professor wrote a summary on all the existing data in 1978.

     In 1984, Santa Fe Mining Co. drilled 51 reverse circulation holes principally in the Varga area including 10 holes in the Sphinx area. In 1985, Alhambra Mines reopened the underground workings and resampled and mapped them. Metallurgical tests were undertaken and 18 drill holes completed in the Spurr adit area. Between 1988 and 1993, Degerstrom drilled 104 holes, completed a technical feasibility study and permitted the property for open-pit mining and heap leaching.

In  1996,  ECU  completed  a  first  phase  drill  program  on the Bell Mountain
property.  ECU  drilled five holes in three zones for 2,388 feet.   The property
was  also  mapped  and  an  airborne  magnetic  survey  was  completed.

SHEEP  MOUNTAIN

     The Sheep Mountain property is located 50 miles northwest of Phoenix, Arizona and can be reached by paved interstate to the Castle Hot Springs turn-off, from which gravel roads give ready access to all parts of the claim group. The property consists of 20 unpatented lode claims covering approximately 356 acres on federal land in Yavapai County, Arizona. The property is owned 100% by Globex Nevada which acquired the property by outright sale.

     Globex has not yet conducted any significant exploration work on the Sheep Mountain property and is in the process of looking for joint venture partners. Globex believes that this property warrants further definition drilling.

     GEOLOGY. The Sheep Mountain property is underlain by Yavapai Series Precambrian biotite schists which are intruded by granite or diorite of the Bradshaw Complex. The Laramide-age(?) Sheep Mountain Stock intrudes the Precambrian lithologies. The property is capped by a 1,500 to 2,000 foot thick cover of Tertiary volcanics and lesser sediments.

     Mineralization is related to the Sheep Mountain Stock intrusion. Primary hypogene, porphyry copper-molybdenum style mineralization consists principally of pyrite and lessor quantities of chalcopyrite and molybdenite and trace galena, sphalerite, magnetite and specularite. This sulfide mineralization is widespread and underlies an area of three to four square miles. An enriched-copper supergene blanket is developed at upper reaches of the sulfide zone. It is assumed that this area of enrichment is tabular in shape. The oxide zone usually consists of native copper, copper oxides and carbonates (mainly chalcocite, bornite and covellite) with minor pyrite and molybdenite. In addition, disseminated chalcocite may be present in minor amounts in the hypogene mineral zone for several hundred feet below the supergene blanket.

     Mineralization is based on four widely spaced drill holes along a 5,500 foot by 1,100 foot wide northwest trending zone, that appears to follow the Cow Creek Fault. The average zone thickness is 90 feet and occurs at an average depth of 1,975 feet. Primary sulfide mineralization reportedly underlies the oxide zone to an average thickness of 390 feet.

     MINING HISTORY. The original claims in the Sheep Mountain area were staked in the early 1960s. Staking was centered on mineralized Precambrian strata exposed in two small windows showing through Tertiary volcanics in the Sheep Mountain West area. From 1963 to 1966, Phelps Dodge Corporation completed 44,000 feet of drilling in 38 rotary/core holes testing adjacent to these zones of mineralization. In 1966 and 1967, Bear Creek Mining Company completed 3,620 feet of drilling in two holes without success. From 1969 to 1981, Utah International Inc. conducted geological mapping and 21,241 feet of drilling in eight rotary/core holes.

     In 1992, Orcana Resources Ltd. commissioned a geological review and a conceptual study to estimate the costs of establishing surface plant capital and operating costs. Subsequently, a preliminary economic evaluation on the project was completed. Several mining and processing alternatives were investigated. It was suggested that a ramp accessed, conveyor-based production model using conventional flotation processing was the most economically attractive mining method. Diamond drilling of two holes for 5,150 feet later in 1992 confirmed the geological assessment of the mineralized zone.

OTHER  EARLY/IMMEDIATE  STAGE  EXPLORATION  PROPERTIES

     ADDITIONAL  EARLY  STAGE  EXPLORATION  PROPERTIES

     In addition to the properties described above, Globex owns 18 other early stage exploration properties (up to 75 claim groups in the Wemindji property) all of which are referenced in the "Globex Mineral Properties" table at the beginning of this section. Globex has varying degrees of information on these properties. These properties are in the early stages of exploration and any future potential production from these properties is highly speculative at this point in time.

ITEM  3.     LEGAL  PROCEEDINGS

     As of the date of this statement, Globex is not a party to any legal proceeding.


ITEM  4.     CONTROL  OF  REGISTRANT

     The following table sets out, as of May 25 , 2001 the name of each person who, to the knowledge of the senior executives of the Company, exercises control or direction over more than 10% of the issued and outstanding common shares:

                                           NUMBER OF    PERCENTAGE OF
     NAME AND MUNICIPALITY OF RESIDENCE  COMMON SHARES  COMMON SHARES
     ----------------------------------  -------------  -------------
     Geoconseils Jack Stoch Ltee *
     Rouyn-Noranda, Quebec                     2020486           16.5
     ----------------------------------  -------------  -------------

     * GEOCONSEILS JACK STOCH LTEE IS WHOLLY-OWNED BY JACK STOCH, THE PRESIDENT AND A DIRECTOR OF THE COMPANY.

     As of May 25, 2001 the following sets out the ownership of Common Shares, the registrant's only voting shares, by all directors and officers of Globex as a group.

     All Directors & Officers (3 persons) own 2,599,133 common shares, 21.3% . At May 25, 2001, there were 12,211,785common shares issued and outstanding.



ITEM  5.     NATURE  OF  TRADING  MARKET

     COMPARATIVE  MARKET  PRICE  DATA

     GLOBEX COMMON STOCK. Globex Common Stock is listed on the TSE and CDNX and trades under the stock symbol "GMX." Globex delisted from the Montreal Stock Exchange December 12, 1997 and listed on the CDNX on September 9, 2000. The following table sets forth certain information as to the sale prices per share of Globex Common Stock as traded on the TSE , ME and CDNX for each calendar quarter since January 1997. Globex's fiscal year ends on December 31 of each year.

Fiscal Year          Globex Common Stock Price per Share (In  Canadian dollars)
------------------  ------------------------------------------------------------
2001 (to April 30)  First Quarter  Second Quarter  Third Quarter  Fourth Quarter
------------------  -------------  --------------  -------------  --------------
              High           0.25            0.30           N.A.            N.A.
------------------  -------------  --------------  -------------  --------------
               Low           0.16            0.25           N.A.            N.A.
------------------  -------------  --------------  -------------  --------------
2000
------------------
              High           0.90            0.55           0.40            0.40
------------------  -------------  --------------  -------------  --------------
               Low           0.09            0.21           0.24            0.13
------------------  -------------  --------------  -------------  --------------
1999
------------------
              High           0.34            0.29           0.30            0.25
------------------  -------------  --------------  -------------  --------------
               Low           0.12            0.16           0.15            0.10
------------------  -------------  --------------  -------------  --------------
1998
------------------
              High           2.10            1.90           1.00            0.65
------------------  -------------  --------------  -------------  --------------
               Low           1.30            1.30           0.28            0.12
------------------  -------------  --------------  -------------  --------------
1997
------------------
              High           6.00            5.95           4.85            3.75
------------------  -------------  --------------  -------------  --------------
               Low           3.60            4.50           4.75            1.51
------------------  -------------  --------------  -------------  --------------

     2,713,387 Globex shares are owned by 706 record holders in the U.S. That represents 22% of the total share issuance to date.

ITEM  6.     EXCHANGE  CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are no governmental laws, decrees or regulations of Canada that would prohibit the export or import of capital, or affect the remittance of dividends, interest or other payments to a non-resident holder of Globex Common Stock, other than withholding tax requirements (see "Certain Federal Income Tax Consequences"), the Investment Canada Act ("ICA") in certain circumstances where a non-Canadian has acquired control of Globex in violation of the ICA, laws relating to national security, insofar as the holder of Globex Common Stock is from a country on an export control list and other laws applicable only under extraordinary conditions, such as insolvency, or other laws applicable to a restricted class of persons, such as a party to a merger in respect of which a prohibition or similar order has been rendered.

     Except as stated above, there are no limitations imposed under the laws of Canada, the Province of Quebec or by the constituent documents of Globex on the rights of a non-resident to hold or vote Globex Common Stock.

     The ICA, which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government, in the case of an acquisition of control of a Canadian business by a non-Canadian where: (I) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are C$5,000,000 or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business), the Canadian business has assets of C$50,000,000 or more in value or the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of C$5,000,000 or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

     As applied to an investment in Globex, three methods of acquiring control of a Canadian business would be regulated by the ICA: (I) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

     In 1988, 1994 and 1995, the ICA was amended to relax the restrictions of the ICA on "Americans," "NAFTA-investors" and "WTO-investors." As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by investors from a country that is a member of the World Trade Organization and other foreign investors acquiring control of a Canadian business from an investor from a country that is a member of the World Trade Organization has been raised from $5 million to $150 million of gross assets (adjusted annually to account for inflation), and indirect acquisitions are not reviewable.

     In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

ITEM  7.     CANADIAN  FEDERAL  INCOME  TAX  INFORMATION  FOR
             UNITED  STATES  RESIDENTS

     The following is a summary of the principal Canadian federal income tax provisions applicable to United States security holders of Globex Common Stock. This summary is based upon the provisions of the Income Tax Act (Canada) (the "Canadian Tax Act") and, for those persons who are residents of the United
States ("U.S. Residents") for the purposes of the Canada-U.S. Income Tax Convention (1980) including all protocols thereto (the "Convention"), the provisions of the Convention. The summary is based upon the current provisions of the Canadian Tax Act and their regulations, all proposed changes announced by the Minister of Finance as of this date, counsel's understanding of Revenue Canada administrative positions, and the provisions of the Convention as of this date. No assurance can be given that any of the proposed changes will be enacted as set out. No assurance can be given that changes announced after this date could result in different income tax consequences than those described hereunder.

     This summary assumes that (I) Globex Common Stock is and continues to be listed on a Canadian prescribed stock exchange, which is currently the case,
(ii) the holder does not carry on any business in Canada, and (iii) the holder owns the shares as capital property.

     The Canadian Tax Act subjects persons who are not resident in Canada to Canadian income tax on any gain arising from the disposition of "taxable Canadian property." 50% of capital gains are included in computing income which is taxed at ordinary Canadian income tax rates. Taxable Canadian property includes shares of a corporation listed on a prescribed Canadian stock exchange where the non-resident and/or persons with whom he does not deal at arm's length owns 25% or more of the issued shares of any class of the capital stock of the corporation during the five-year period preceding the sale. Any person not resident in Canada who does not own such a percentage of shares of a class of Globex shares will not be subject to Canadian income tax on any capital gain arising on a disposition of Globex Common Stock. This applies to persons who are U.S. Residents or persons who are not resident in Canada and who are not U.S. Residents.

     Should a U.S. Resident hold such percentage of Globex shares, no liability to pay Canadian income tax on any capital gain will arise unless the person is an individual who was resident in Canada for 120 months or more during any 20-year period prior to sale and who was resident in Canada at any time during the 10 years prior to sale. For purposes of the Canadian Tax Act, the tax basis of Globex Common Stock acquired pursuant to the Merger will be its fair market value at the Effective Time of the Merger.

     Canada does not consider a "limited liability company" to be a U.S. Resident but it considers a corporation that elects to be an "S" corporation to be a U.S. Resident.

     Globex is required to withhold, pursuant to the Canadian Tax Act, 25% of any dividends paid or credited or deemed to be paid or credited to a non-resident person. The Convention reduces this withholding rate to (I) 5% of the gross dividend if the beneficial owner is a U.S. Resident corporation that owns at least 10% of the voting shares of Globex, and (ii) 15% for all other U.S. Residents. The general withholding rate will apply to residents of the United States who are neither Canadian residents nor a U.S. Resident.

ITEM  8.     SELECTED  CONSOLIDATED  FINANCIAL  INFORMATION

     The consolidated financial data as of December 31, 1996 , 1997, 1998, 1999 and 2000 and for the years then ended were derived from the historical Globex Consolidated Financial Statements. The selected financial data should be read in conjunction with "Globex Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" and with the "Globex Consolidated Financial Statements" included elsewhere in this document.

                                              FOR THE YEAR ENDED DECEMBER 31,

OPERATING DATA:
----------------------
(CANADIAN GAAP)               2000         1999           1998          1997          1996
                        --------------  -----------  -------------  ------------  ------------
Revenue                 $      61,946   $  124,378   $     64,969   $   868,319   $   358,415

Net income (loss)            (398,610)    (313,732)   (23,709,326)   (1,308,126)       56,894
Net income (loss) per
  Common Share                  (0.03)       (0.03)         (2.23)        (0.20)         0.01
Cash dividends per
  Common Share                      -            -              -             -             -

OPERATING DATA:
----------------------
  (U.S. GAAP)                 2000         1999           1998          1997          1996
                        --------------  -----------  -------------  ------------  ------------

Revenue                 $      61,946   $  124,378   $     64,969  $   868,319    $   358,415

Net loss(1)                  (398,610)    (313,732)   (23,709,326)   (1,456,383)   (1,451,010)

Net loss per share(2)           (0.03)       (0.03)         (2.35)        (0.24)        (0.28)
Cash dividends per
  Common Share                      -            -              -             -             -


                                                      AS OF DECEMBER 31,
BALANCE SHEET DATA:
----------------------
  (CANADIAN GAAP)             2000         1999           1998          1997          1996
                        --------------  -----------  -------------  ------------  ------------

Working capital         $     205,093   $  737,844   $    913,240   $ 2,584,408   $ 1,511,621

Total assets                2,283,561    2,425,528      2,898,325    32,418,316     3,223,446

Long-term debt                      -            -              -             -             -

Shareholders' equity        1,977,793    2,371,903      2,696,435    26,169,236     3,144,114

BALANCE SHEET DATA:
----------------------
  (U.S. GAAP)                 2000         1999           1998          1997          1996
                        -------------  -----------  -------------  ------------  ------------

Working capital         $     205,093   $  737,844   $    913,240   $ 2,584,408   $ 1,511,621

Total assets                  627,400      769,367      1,242,164    30,762,155     1,715,542

Long-term debt                      -            -              -             -             -

Shareholders' equity          321,632      715,742      1,040,274    24,513,075     1,636,210
                                  ____________________

(1) Under U.S. GAAP, an impairment of $ - (1999 $ - ) has been recorded against the carrying value of the mineral properties, reducing the carrying values to zero.

(2) Under U.S. GAAP, the calculation of primary income (loss) per share is based on the number of issued and outstanding Common Shares, excluding shares held in escrow as contingent consideration, plus Common Share equivalents, including outstanding options and warrants, if they would have a dilutive effect. Consequently, under U.S. GAAP, the weighted average number of shares outstanding would be:

                             FOR THE YEAR ENDED DECEMBER 31,

                     2000        1999        1998       1997       1996
                  ----------  ----------  ----------  ---------  ---------
Weighted average
number of shares
outstanding       12,136,686  12,032,664  10,097,064  6,121,952  5,197,118

CURRENCY

     Unless otherwise specified, all dollar amounts in this report are expressed in Canadian dollars.
    -----------------


EXCHANGE  RATES

     The following table sets forth certain exchange rates based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). Such rates are set forth as United States dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

                                    YEARS ENDED DECEMBER 31,
                                    ------------------------
                              2000    1999    1998    1997    1996
                             ------  ------  ------  ------  ------
                                    (US$PER CDN$1.00)

     High for period         0.6903  0.6925  0.7105  0.7487  0.7513
     Low for period          0.6483  0.6535  0.6341  0.6945  0.7235
     End of period           0.6571  0.6925  0.6504    0.07  0.7301
     Average for period (1)  0.6732  0.6744  0.6714   0.722  0.7329

     (1) The average of the exchange rates for each month in the applicable period.

DIVIDENDS

     The Company has not, during the past previous five fiscal years, declared or paid any dividends on its Common Shares.


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of consolidated results of operations and financial condition should be read in conjunction with historical financial consolidated statements and notes thereto appearing elsewhere in this document. Factors that could cause actual results to differ materially from year to year include, among others, general economic conditions, the results of equity and debt financing efforts, fluctuations in the price of metals, unanticipated geological or metallurgical problems, delays in exploration or development activities, personnel problems and other risk factors detailed in "Risk Factors."

     All dollar references in this section refer to CANADIAN dollars unless otherwise specified.


INTRODUCTION

     Globex does not own any mineral properties that are in the production stage and thus does not have any revenue from the sale of minerals. Exploration companies operate at a loss and so depend on external financing to survive. To date, Globex's only sources of funds have been (i) the receipt of payments from joint venture partners and other mining companies that hold options to earn interests in certain mineral properties owned by Globex (ii) gain on sale of marketable securities and (iii) interest income. Consequently, Globex has limited financial resources, and is particularly vulnerable to general impacts of the mining industry such as fluctuations in the price of metals, as well as other market risks.

     In early 1999, GCC's share of the Tonkin Springs Project, its only asset, was sold thereby mitigating some major expenses. GCC is currently inactive.

     Globex may withstand the unfavorable conditions of the markets, despite the current negative environment in the mineral exploration industry. See "Risk Factors".

CONSOLIDATED  RESULTS  OF  OPERATIONS

     FISCAL 2000 COMPARED TO FISCAL 1999. For the fiscal year ended December 31, 2000 ("fiscal 2000"), Globex recorded a net loss of ($398,610), an increase of $84,878 over the net loss of ($313,732) for the fiscal year ended December 31, 1999 ("fiscal 1999"). Of this, the whole amount or ($398,610) resulted from Continuing Operations.

     On February 26,1999, the Company sold its 60% interest in the mining properties of the Tonkin Springs Venture limited Partnership, held through Gold Capital Corporation, for cash proceeds of $1,276,190 and common shares of Sudbury Contact Mines worth $200,000. The purchaser also assumed all obligations of the Company regarding its 60% interest arising after February 8, 1999 under any assumed contracts and permits.

     The sale of this asset resulted in a favourable variance in fiscal 2000 compared to 1999's loss from discontinued operations of ($135,438).

The loss in fiscal 2000 resulted from the normal costs associated with running an exploration company, with the exception of the write-down of marketable securities of ($122,500). Exploration companies do not make profits until a discovery is brought to production.

     Total income in fiscal 2000 decreased 50% from $124,378 in fiscal 1999 to $61,946.

     Interest income decreased 24% from $30,761 in fiscal 1999 to $23,292 in fiscal 2000 due primarily to diminishing funds on deposit. Income from option payments in fiscal 2000 decreased by 100% to nil from $91,430 in fiscal 1999. In fiscal 1999, Globex's only source of option payments was Amblin at $91,430. Zero gain on the sale of marketable securities in fiscal 2000 resulted in a decrease of 100% over 1999, with a $2,187 gain on marketable securities. Other revenue in 2000 was $38,654, an increase of 100% over 1999 at nil.

     Total consolidated operating costs before taxes in fiscal 2000 increased 53% to $452,716 from $295,602 in fiscal 1999, primarily due to an increase in write down of marketable securities of $122,500, professional services of $63,100 and office and general of $25,300 offset by favourable variances in other and outside services of $62,500.

     General and administrative expenses of $294,786 for fiscal 2000 increased by 12% from $263,770 for fiscal 1999. 2000 professional services are up $63,100 over 1999 offset somewhat by outside services which decreased $31,100 or 30% from 1999. Travel and automotive and wages and benefits increased 86% in 2000 to $18,285 from $9,855 in 1999. At $9,993 telephone is 51% higher in fiscal 2000 than in 1999 at$6,601. The general and administrative expenses for fiscal
2000 include approximately $90,000 and $106,800 for 1999, paid to Globex's officers, Jack Stoch and Dianne Stoch, for consulting services including office rental, electricity, equipment usage etc. See "Management of Globex-Compensation of Directors and Officers; -Interest of Management in Certain Transactions."

     Interest  expense  continues  at  nil  in  fiscal  year  2000.

     Amortization increased to $7,103 in fiscal 2000 from $7,091 in fiscal 1999.

     Write-down of marketable securities increased 81 times from $1,500 in 1999 to $122,500 in 2000 Sudbury Contact shares, acquired as part of the proceeds from the sale of GCC's interest in the Tonkin Springs Project, and Ameridex shares, were allowed to reflect current market conditions.


 1999 COMPARED TO FISCAL 1998. For the fiscal year ended December 31, 1999 ("fiscal 1999"), Globex recorded net loss of ($313,732) a decrease of $23,395,594 over the net loss of ($23,709,326) for the fiscal year ended December 31, 1998 ("fiscal 1998"). Of this amount, ($135,438) was due to Loss on operations of the Joint Venture while a loss of ($178,294) resulted from Continuing Operations.

     On February 26,1999, the Company completed its sale of its 60% interest in the mining properties of the Tonkin Springs Venture Limited Partnership, held through Gold Capital Corporation, for cash proceeds of $1,276,190 and common shares of Sudbury Contact Mines worth $200,000. The purchaser also assumed all obligations of the Company regarding its 60% interest arising after February 8, 1999 under any assumed contracts and permits.

     The sale of this asset resulted in many favourable cost variances in 1999 over 1998.

     The loss before discontinued operations in fiscal 1999 resulted from the normal costs associated with running an exploration company. No profit can be anticipated before a discovery is brought to production.

     Total income in fiscal 1999 increased 91% to $124,378 from $64,969 in fiscal 1998.

     Interest income in fiscal 1999 decreased 22% to $30,761 from $39,551 in fiscal 1998 due primarily to diminishing funds on deposit. Income from option payments in fiscal 1999 increased by 480% to $91,430 from $15,750 in fiscal 1998. In fiscal 1999 as was true in 1998, Globex's only source of option payments was Amblin at $91,430 and $15,750 respectively. A gain on the sale of marketable securities of $2,187 was realized in 1999, an increase of 100% over 1998, which had a nil gain on marketable securities. Other revenue in 1999 was nil, a decrease of 100% over 1998 at $9,668.

     Total consolidated operating costs before taxes in fiscal 1999 decreased 75% to $295,602 from $1,168,589 in fiscal 1998, primarily due to a decrease in exploration expenditures and abandoned claims written off of $323,930, management fees and professional services.

     General and administrative expenses of $263,770 for fiscal 1999 decreased by 65% from $754,855 for fiscal 1998. 1999 management fees and professional services are down $482,822 over 1998 offset somewhat by outside services which increased $71,612 or 233% over 1998. Travel and automotive and wages and benefits decreased 86% in 1999 to $9,855 from $68,778 in 1998. The general and administrative expenses for fiscal 1999 include approximately $106,800 and $32,263 for 1998, paid to Globex's officers, Jack Stoch and Dianne Stoch, for consulting services including office rental, electricity, equipment usage etc. See "Management of Globex-Compensation of Directors and Officers; -Interest of Management in Certain Transactions."

     Interest  expense  decreased  100%  from  $1,509  in  1998 to zero in 1999.

     Amortization  decreased  to  $7,091  for fiscal 1999 from $8,760 for fiscal
1998.

     Write-down of marketable securities decreased by 97% to $1,500 in 1999 from $56,294 in 1998.

LIQUIDITY  AND  CAPITAL  RESOURCES

     HISTORICAL. Globex's primary source of liquidity has been from the issuance of Globex Common Stock. In August 1995, a net amount of $2,200,000 was raised through a private placement of 1,100,000 shares of Globex Common Stock at a price of $2.00 per share. These funds were utilized for exploration and general corporate purposes. In December 1995, another private placement raised $300,000 for exploration. In addition to sales of Globex Common Stock, Globex has raised some capital through the exercise of options and warrants to purchase Globex Common Stock. In July 1997 approximately $15,892,650 was raised through the issuance of Special Warrants convertible to Globex Common Stock, primarily to finance the purchase of Gold Capital Corporation, to finance loans to GCC to perform work at the Tonkin Springs Project.

     In April 1997, Gold Capital as borrower, signed a term sheet with Standard Bank London Limited and Standard New York Inc. for Standard to provide US$13,000,000 in senior debt and a US$10,000,000 secured hedging line for development of the Tonkin Springs Project. This offer of financing was withdrawn due to, amongst other things, the falling price of gold and thus, severely reduced the viability of the Tonkin Springs Project. The subsequent sale of GCC's share of the Tonkin Springs Project resulted in a nominal cash inflow but more importantly dealt with all obligations of the project which, when coupled with disintegrating gold prices, were onerous.

     Globex has also funded its operations and exploration activities through the receipt of option payments from joint venture partners and other mining companies that hold options to earn interests in certain mineral properties owned by Globex.

     In fiscal 2000, Globex had nil option income. In 1999, Amblin, no longer in the mining exploration business, was Globex's only optionee contributing $91,380 to income. In fiscal 1998 Globex 's only option payment $15,750 also came from Amblin while in the 1997 fiscal year, total revenue exceeded $868,000 as detailed below. In fiscal 1996 and 1995, Globex received $267,351 and $59,388 respectively in option payments. In addition, Globex earned interest income in fiscal 2000 of $23,292, 1999 of $30,761, $39,551 in fiscal 1998,
$226,600 in fiscal 1997and $91,064 in fiscal 1996. In fiscal 2000, other income contributed $38,654.

     In recent years, Globex has been essentially free of significant debt with the exception of 1997, when Globex 's debts included $2,102,692 reclamation reserve and minority interest in joint venture of $3,483,522. Not including accounts payable and accrued liabilities, Globex had no outstanding debt in 2000, 1999, 1998 and 1996.

     GCC, as a separately administered corporate body, had certain budgetary obligations related to the Tonkin Springs Project as well as possible environmental liabilities with annual holding costs of the Tonkin Springs Project estimated at approximately US$2.0 million including a monthly advance profit payments of US$60,000 due to US Gold starting September 1998 plus other payments of approximately US$120,000 due in August 1998 and an additional
minimum  advance  royalty  payment  of  $150,000  due  January  1999.   These
obligations were mitigated with the sale of the Tonkin Springs project. GCC is currently inactive.

     In fiscal 2000, other income of $38,654, interest income of $23,292 and t-bill withdrawals of $347,849 satisfied Globex's liquidity requirements. Operating activities utilized $323,113 in cash in fiscal 2000.

     At December 31, 2000, Globex had current assets of $486,776 compared to current liabilities of $281,683 for a current ratio of 2 to 1. This compares to current assets of $775,224 and current liabilities of $37,380 at December 31, 1999, resulting in a ratio of 20 to 1.

     During fiscal 1999, liquidity needs were met from: (i) interest income of $30,761 and (ii) $91,430 in income from receipt of option payments and (iii) $2,187 gain on sale of marketable securities. Globex's operating activities employed approximately $288,511 of cash during fiscal 1999.

     During 1998, liquidity needs were essentially met through the sale of GCC's share of the Tonkin Springs Project.

     Due to the increasingly unstable and depressed price of metals and generally worsening market conditions for financing of exploration companies, in the first quarter 1998 five properties optioned by Globex to other companies were returned to Globex. Not only did this mean lost revenue but along with the properties, the cost of holding these properties reverted to Globex. Because of this negative market, no new options were entered into.

     Under the Tonkin Springs Joint Venture, Gold Capital Corporation, as distinct from Globex which had no direct obligations, had certain contractual obligations noncompliance of which would likely result in GCC losing all interest in the Tonkin Springs Project. For example, GCC was informed by US Gold that it believed GCC must fund $470,000 to cover six months of operations at the project. Annual holding costs of the Tonkin Springs Project were approximately US$2.0 million with monthly advance profit payments of US$60,000 due to US Gold starting September 1998 including other payments of approximately US$120,000 due in August 1998 with an additional minimum advance royalty payment of $150,000 due January 1999.

     Operations at the Tonkin Springs Project were governed by the Mining Venture Agreement, between TSVLP and GCC. Pursuant to the terms of the Mining
Venture Agreement, GCC, separate and distinct from the parent Globex, was the manager of operations at the Tonkin Springs Project, and GCC was solely obligated to fund those operations through the commencement of commercial production. In return for complying with that funding obligation, GCC was entitled to recover a disproportionate amount of cash flow from the production and sale of minerals at the Tonkin Springs Project up to the Recoupable Amount. Annual holding costs of the Tonkin Springs Project were approximately US$2,000,000 with monthly payments of US$60,000 due to US Gold, starting September 1998 including other payments of approximately US$120,000 due in August 1998 and an additional minimum advanced royalty payment of $150,000 due January 1999.

     Loans by Globex to GCC increased by $2,918,267 in 1998 for a cumulative total of $12,119,175 at year end, prior to write-offs.

     From late 1997, Globex and GCC had been making every effort to obtain additional financing to bridge the period prior to the completion of positive column test results and the release of loan dollars from Standard Bank to Gold Capital with no success. When Standard Bank withdrew its offer to finance the Tonkin Springs Project in any shape or form, because of deteriorating market conditions, it became apparent that the project had to be sold quickly. Due to the onerous payments coming due, GCC lacked the necessary maneuverability in negotiations with Sudbury Contact. GCC is currently inactive.

     Globex's current cash position calls for severe rationalization of properties, to allow for maintenance of core properties. Metal markets have continued to remain depressed and financing is difficult. Shortage of cash is a serious impediment to Globex's survival.


ITEM  10.     DIRECTORS  AND  OFFICERS  OF  THE  REGISTRANT

DIRECTORS  AND  OFFICERS  OF  GLOBEX

NAME AND POSITION
WITH COMPANY                    PRINCIPAL OCCUPATION         DIRECTOR SINCE
-----------------------  ----------------------------------  --------------
JACK STOCH               President of the Company                 1983
Rouyn-Noranda, Quebec
President and director

DIANNE STOCH             Private Consultant                       1985
Rouyn-Noranda, Quebec
Secretary-treasurer and
director

CHRIS BRYAN              Mining Analyst                           1983
Whitby, Ontario
Director

JOEL SCHNEYER            President                                1997
Parker, Colorado         Mercantile Resource Finance, Inc.
Director                 (advisor - mining sector)

IAN ATKINSON             Private Consultant                       1987
The Woodlands, Texas
Director


     For those directors exercising control or direction over more than 10% of the issued common shares of the Company, see "Principal Shareholders" - ITEM 4. Control of Registrant.

     The Company is not required to have an Audit Committee and does not have an Executive Committee.


ITEM  11.     COMPENSATION  OF  DIRECTORS  AND  OFFICERS

     The following table sets out all annual and long term compensation for services in all capacities to the Company for the fiscal year ended December 31, 2000, of the Chief Executive Officer. Other than as set out below, the Company did not pay any remuneration to its officers during the fiscal year ended
December  31,  2000.

     SUMMARY  COMPENSATION  TABLE

                                  ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                          -----------------------------------  ------------------------------
                                                                       AWARDS         PAYOUTS
                                                               ---------------------  -------
                                                               RESTRICTED  NUMBER OF
NAME AND                                        OTHER ANNUAL     STOCK      OPTIONS    LTIP     ALL
PRINCIPAL POSITION        YEAR  SALARY  BONUS   COMPENSATION     AWARDS     GRANTED   PAYOUTS  OTHER
------------------------  ----  ------  -----  --------------  ----------  ---------  -------  -----
                          2000       -      -      $60,000(1)          -          -        -      -
Jack Stoch
President and             1999       -      -      $60,000(1)          -          -        -      -
Chief Executive
Officer                   1998       -      -            -             -          -        -      -
------------------------  ----  ------  -----  --------------  ----------  ---------  -------  -----

(1) The foregoing amounts were paid to a company controlled by Mr. Stoch as consulting and or retainer fees.

OPTION  GRANTS  DURING  THE  MOST  RECENTLY  COMPLETED  FISCAL  YEAR

     There were no grants of options made to the Chief Executive Officer during the fiscal year ended December 31, 2000.

     There were no exercises of stock options during the fiscal year ended December 31, 2000 by Mr. Stoch and the fiscal year-end value of unexercised options on an aggregated basis at year-end was zero.

REMUNERATION  OF  DIRECTORS

     The Company did not pay any cash remuneration to its directors during the fiscal year ended December 31, 2000.


ITEM  12.     OPTIONS  TO  PURCHASE  SECURITIES  FROM REGISTRANT OR SUBSIDIARIES

     The  Company  has  granted  the  following  options:

                                              NUMBER  OF
                                             OPTIONS GRANTED
                        EXERCISE PRICE PER  ----------------
EXPIRY DATE                   SHARE          2000     1999
---------------------  -------------------  -------  -------
TO SENIOR EXECUTIVES:

April 2, 2002          $       0.30         215,000  215,000

December 5, 2004               0.3075       189,000  189,000

October 10, 2002               0.25         225,000  225,000
--
February 27, 2001              0.25           5,000    5,000

February 6, 2002               0.25          55,000   55,000


TO CONSULTANTS:

December 21, 2003              0.25          60,000   60,000

December 5, 2004               0.3075        25,000   25,000

February 4, 2000               5.00               -   50,000

October 10, 2002               0.25          10,000   10,000

May 19, 2005                   0.21         100,000        -

November 21, 2005              0.13         100,000        -


TO EMPLOYEES:

February 21, 2003              0.25           5,000    5,000

May 19, 2005                   0.21           5,000        -
                                            -------  -------
                                            994,000  839,000
                                            -------  -------

During the year Nil (1999 - Nil) options were exercised, 205,000 (1999 - Nil) were issued, and 50,000 (1999 - 45,456) expired.

ITEM  13.     INTEREST  OF  MANAGEMENT  IN  CERTAIN  TRANSACTIONS

     The year the company made payments to a shareholder, Dianne Stoch and a company controlled by a shareholder, Jack Stoch, for management services, accounting services and office space totaling $90,000 (1999 - $106,800).


                                     PART II

ITEM  14.     DESCRIPTION  OF  SECURITIES  REGISTERED

     Not  applicable.


                                    PART III

ITEM  15.     DEFAULTS  UPON  SENIOR  SECURITIES

     Not  applicable.


ITEM  16.     CHANGES  IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
              SECURITIES

     Not  applicable.


                                     PART IV

ITEM  17.     FINANCIAL  STATEMENTS

     The following documents are attached as part of this Annual Report on Form 20-F.

     DESCRIPTION  OF  DOCUMENT

     Consent  of  Independent  Auditors
     Auditor's  Report
     Consolidated  Balance  Sheets  At  December  31,  2000  and  1999
     Consolidated Statements Of Loss and Deficit For The Years Ending December 31, 2000, 1999 and 1998
     Consolidated Statements of Changes in Financial Position for The Years Ending December 31, 2000, 1999 and 1998
     Notes  to  the  Consolidated  Financial  Statement
     Consolidated  Schedule of Mineral Properties and Deferred Exploration Costs


ITEM  18.     FINANCIAL  STATEMENTS

Not  applicable.

ITEM  19.     FINANCIAL  STATEMENTS  AND  EXHIBITS.

     The  following  exhibits  are  filed  as part of this Annual Report on Form
20-F.

Exhibit No.  Description  of  Document
-----------  -------------------------

3.1          Articles  of  Continuance  of  Globex,  dated November 4, 1985. (1)
3.2          By-Law  No.  IA  of  Globex,  dated  January  27,  1987.  (1)
3.5          Consent  of  McKechnie  Moore.
10.1 Agreement concerning Lyndhurst Property, dated September 1, 1985, among Globex, Stoch Ltee, J. Archibald, C. Bryan, and D. Stoch, as amended on October 1, 1986. (1)
10.4 Stock Purchase Option Agreement, Agreement Not to Sell Shares, and Agreement to Vote Shares for Merger, dated as of January 16,
             1997, between  Globex  and  U.S.  Gold.  (1)
10.5 Asset Purchase Agreement between Tonkin Springs Holdings Inc. and Gold Capital Corporation and Sudbury Contact Mines Limited as of February 26, 1999. (2)

                              ____________________

Notes:
(1) Incorporated by Reference - Previously filed with Form F-4 filed August 15, 1997
(2)     Incorporated  by  Reference  - Previously filed with Form F-4 filed July
        14,  1999

SIGNATURES



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F has duly caused this registration statement (annual report) to be signed on its behalf by the undersigned, thereunto duly authorized.


                         GLOBEX MINING ENTERPRISES INC.
                         ------------------------------
                                  (REGISTRANT)





                                 /s/ JACK STOCH
                              ---------------------
                                   (SIGNATURE)

                              JACK STOCH, PRESIDENT



DATE:  May 25, 2001

ITEM  19

     EXHIBIT  3.5  -  CONSENT  OF  INDEPENDENT  CHARTERED  ACCOUNTANTS


     As independent chartered accountants, we hereby consent to the inclusion in this Registration Statement of Form 20F of Globex Mining Enterprises Inc. of our report dated April 10, 2001 related to the consolidated balance sheets of Globex Mining Enterprises Inc. as at December 31, 2000 and 1999 and the consolidated statements of loss and deficit and changes in financial position for each of the years ended December 31, 2000, 1999and 1998 prepared using accounting principles generally accepted in Canada.


/S/  McKechnie  Moore
----------------------
McKechnie  Moore
Chartered  Accountants




Ottawa,  Canada
May  25,  2001

GLOBEX  MINING  ENTERPRISES  INC.
CONSOLIDATED  FINANCIAL  STATEMENTS

December  31,  2000  and  1999

INDEX

Auditor's  Report
Consolidated  Balance  Sheets  At  December  31,  2000  and  1999
Consolidated Statements Of Loss and Deficit For The Years Ending December 31, 2000, 1999 and 1998
Consolidated Statements of Changes in Financial Position for The Years Ending December 31, 2000, 1999 and 1998
Notes  to  the  Consolidated  Financial  Statement
Consolidated  Schedule  of  Mineral  Properties  and  Deferred Exploration Costs

                                 MCKECHNIE MOORE
                              CHARTERED ACCOUNTANTS
                      1390 Prince of Wales Drive, Suite 500
                                 Ottawa, Ontario
                                K2C 3N6    CANADA



AUDITORS'  REPORT

TO  THE  SHAREHOLDERS  OF
     GLOBEX  MINING  ENTERPRISES  INC.:


     We have audited the consolidated balance sheets of Globex Mining Enterprises Inc. as at December 31, 2000 and 1999 and the consolidated statements of loss and deficit and changes in financial position for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and changes in its financial position for the years ended December 31, 2000, 1999 and 1998 in accordance with accounting principles generally accepted in Canada.


                                        /S/ MCKECHNIE  MOORE
                                        ----------------------
                                        MCKECHNIE  MOORE
                                        CHARTERED  ACCOUNTANTS

Ottawa,  Ontario
April  10,  2001

CONSOLIDATED  FINANCIAL  STATEMENTS
Consolidated  Balance  Sheets

GLOBEX  MINING  ENTERPRISES  INC.
INCORPORATED UNDER THE LAWS OF QUEBEC

AS  AT  DECEMBER  31


                                                             IN DOLLARS
                                                     --------------------------
                                                         2000          1999
                                                     ------------  ------------
ASSETS

CURRENT
  Cash                                                    28,932        37,875
  Marketable securities - lower of cost and market
  (market value $234,975; 1999 $744,044)                 234,975       724,324
  Accounts receivable                                    220,607        11,974
  Prepaid expenses                                         2,262         1,051
                                                     ------------  ------------
                                                         468,776       775,224

RECLAMATION BONDS (NOTE 3)                               181,978       171,569
CAPITAL ASSETS (NOTE 4)                                   19,728        21,601
MINERAL PROPERTIES AND DEFERRED EXPLORATION
   EXPENSES (SCHEDULE)                                 1,595,079     1,457,134
                                                     ------------  ------------

                                                       2,283,561     2,425,528
                                                     ------------  ------------

LIABILITIES
CURRENT
  Accounts payable and accrued liabilities               281,683        37,380
DEFERRED INCOME TAXES                                     24,085        16,245
                                                     ------------  ------------
                                                         305,768        53,625
                                                     ------------  ------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL
  Common shares (NOTES 5 AND 6)                       33,395,098    33,390,598
DEFICIT                                              (31,417,305)  (31,018,695)
                                                     ------------  ------------
                                                       1,977,793     2,371,903
                                                     ------------  ------------
                                                       2,283,561     2,425,528
                                                     ------------  ------------

SEE  ACCOMPANYING  NOTES

ON  BEHALF  OF  THE  BOARD:

"SIGNED"  JACK  STOCH,  DIRECTOR

"SIGNED"  DIANNE  STOCH,  DIRECTOR

CONSOLIDATED  FINANCIAL  STATEMENTS
     Consolidated  Statements  of  Loss  and  Deficit

GLOBEX  MINING  ENTERPRISES  INC.

YEARS  ENDED  DECEMBER  31

                                                                             IN DOLLARS
                                                                            ------------
                                                                  2000          1999          1998
                                                              ------------  ------------  ------------
INCOME
  Interest                                                         23,292        30,761        39,551
  Options                                                               -        91,430        15,750
  Gain on sale of marketable securities                                 -         2,187             -
  Other                                                            38,654             -         9,668
  Forgiveness of debt                                                   -             -             -
                                                              ------------  ------------  ------------
                                                                   61,946       124,378        64,969
                                                              ------------  ------------  ------------

EXPENSES
  Amortization                                                      7,103         7,091         8,760
  Capital tax                                                       6,276        12,552         9,052
  Exploration expenditures and abandoned claims written off        28,327        23,241       347,171
  Interest                                                              -             -         1,509
  Management fees                                                       -             -       178,261
  Office and general                                               67,618        42,352        92,342
  Other                                                                 -        31,449             -
  Outside services                                                 71,225       102,320        30,708
  Professional fees                                               113,225        50,096       354,657
  Telephone                                                         9,993         6,601         9,454
  Transfer agent fees                                               8,164         8,545        11,603
  Travel and automotive                                            18,285         9,855        47,929
  Wages and benefits                                                    -             -        20,849
  Write-down of marketable securities                             122,500         1,500        56,294
                                                              ------------  ------------  ------------
                                                                  452,716       295,602     1,168,589
                                                              ------------  ------------  ------------

LOSS BEFORE INCOME TAXES                                         (390,770)     (171,224)   (1,103,620)
  Deferred income taxes                                             7,840         7,070         1,739
                                                              ------------  ------------  ------------
LOSS FROM CONTINUING OPERATIONS                                  (398,610)     (178,294)   (1,105,359)
                                                              ------------  ------------  ------------

DISCONTINUED OPERATIONS
  Loss from operations of Joint Venture (note 9)                        -      (135,438)   (1,382,604)
  Loss on disposal of Joint Venture (note 9)                            -             -   (21,221,363)
                                                              ------------  ------------  ------------
                                                                        -      (135,438)  (22,603,967)
                                                              ------------  ------------  ------------


NET LOSS                                                         (398,610)     (313,732)  (23,709,326)

DEFICIT, BEGINNING OF YEAR                                    (31,018,695)  (30,704,963)   (6,995,637)
  Share issue expenses                                                  -             -             -
                                                              ------------  ------------  ------------

DEFICIT, END OF YEAR                                          (31,417,305)  (31,018,695)  (30,704,963)
                                                              ------------  ------------  ------------

LOSS PER SHARE
  Basic
     - continuing operations                                       (0.034)       (0.015)       (0.104)
     - discontinued operations                                          -        (0.012)       (2.123)
  Fully diluted
     - continuing operations                                       (0.032)       (0.014)       (0.096)
     - discontinued operations                                          -        (0.011)       (1.960)

SEE  ACCOMPANYING  NOTES


CONSOLIDATED  FINANCIAL  STATEMENTS
Consolidated  Statements  of  Changes
in  Financial  Position

GLOBEX  MINING  ENTERPRISES  INC.

YEARS  ENDED  DECEMBER  31

                                                                        IN DOLLARS
                                                                        -----------
                                                               2000         1999         1998
                                                             ---------  -----------  ------------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
  Net loss                                                   (398,610)    (313,732)  (23,709,326)
  Non-cash items  - amortization                                7,103        7,091        51,415
                  - loss on disposal of discontinued
                    operations                                      -            -    21,815,616
                  - unrealized foreign exchange loss (gain)         -        5,559      (806,238)
                  - exploration expenditures and                    -
                    abandoned claims written off                    -          903       323,388
                  - gain on sales of assets                         -      (2 ,187)      (21,291)
                  - write down of securities                        -        1,500        56,294
                  - deferred income taxes                       7,840        7,070         1,739
                                                             ---------  -----------  ------------
                                                             (383,667)    (293,796)   (2,288,403)
                                                             ---------  -----------  ------------

  Decrease (increase) in non-cash working capital             523,808     (845,857)    2,244,094
                                                             ---------  -----------  ------------

                                                              140,141   (1,139,653)      (44,309)
                                                             ---------  -----------  ------------


CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
  Share capital                                                 4,500      (10,800)      236,525
  Sale of capital assets                                            -            -        22,153
  Sale of joint venture interest                                    -            -     1,474,093
  Share issue expenses                                              -            -             -
                                                             ---------  -----------  ------------

                                                                4,500      (10,800)    1,732,771
                                                             ---------  -----------  ------------


CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
  Deferred exploration expenses                              (110,447)     (84,675)     (594,654)
  Mineral properties                                          (27,498)      28,901       (26,511)
  Capital assets                                               (5,230)      (6,427)       (2,713)
  Reclamation bonds                                           (10,409)      (9,285)      (19,025)
  Other assets                                                      -      200,000      (424,535)
  Reclamation reserve                                               -            -             -
  Minority interest in joint venture                                -            -             -
                                                             ---------  -----------  ------------

                                                             (153,584)     128,514    (1,067,438)
                                                             ---------  -----------  ------------

(DECREASE) INCREASE IN CASH                                    (8,943)  (1,021,939)      621,024

CASH, BEGINNING OF YEAR                                        37,875    1,059,814       438,790
                                                             ---------  -----------  ------------

CASH, END OF YEAR                                              28,932       37,875     1,059,814
                                                             ---------  -----------  ------------

SEE  ACCOMPANYING  NOTES

Notes  to  the  Consolidated
Financial  Statements

DECEMBER  31,  2000



1.   NATURE  OF  OPERATIONS
     ----------------------

     The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

     The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.


2.   SIGNIFICANT  ACCOUNTING  POLICIES
     ---------------------------------

     a)   Principles  of  Consolidation
          -----------------------------

          The consolidated financial statements of Globex Mining Enterprises Inc. are prepared in accordance with generally accepted accounting principles applicable in Canada. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Globex Nevada Inc. and Gold Capital Corporation.

     b)   Translation  of  Foreign  Currencies
          ------------------------------------

          Monetary assets and liabilities of foreign subsidiaries and foreign currency denominated monetary assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and at exchange rates prevailing at the transaction date for non-monetary items. Revenues and expenses are converted at the average exchange rate for the year.

     c)   Capital  Assets
          ---------------

          Capital assets are recorded at cost. Amortization charges are recorded at rates set to charge operations with the cost of depreciable assets over the estimated useful lives as follows:

          Machinery, office equipment and computer equipment, using the straight line method over periods from three to seven years or the diminishing balance method at rates varying from 20 to 30 percent. Buildings and service installations when put in service using the straight line method over a period of forty years.

Notes  to  the  Consolidated
Financial  Statements

DECEMBER  31,  2000


2.   SIGNIFICANT  ACCOUNTING  POLICIES  (CONT'D)
     -------------------------------------------

     d)   Mineral  Properties  and  Deferred  Exploration  Expenses
          ---------------------------------------------------------

          The Company capitalizes the costs of acquisition of mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method.

          The Company capitalizes all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the mineral properties upon commencement of production using the unit-of-production method.

          Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property, reducing these costs to NIL prior to recognizing any gains. Costs related to abandoned projects will be written off.

     e)   Values
          ------

          The amounts shown for mineral properties and for deferred exploration expenses represent costs to date and are not intended to reflect present or future values.

     f)   Fair  Value  of  Financial  Instruments
          ---------------------------------------

          The carrying value of the Company's financial instruments classified in the working capital, approximate their fair value due to the relatively short periods to maturity of the instruments.

     g)   Use  of  Estimates
          ------------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management believes the estimates are reasonable.

     h)   Realization  of  Assets
          -----------------------

          Realization of the Company's assets is subject to various risks including permitting, reserves estimation, gold prices and environmental factors.

     i)   Credit  Risk
          ------------

          The Company does not believe it is subject to any significant concentration of credit risk. Cash and short term investments are in place with major financial institutions and corporations.


3.   RECLAMATION  BONDS
     ------------------

     Reclamation bonds have been posted by the Company to secure clean-up expenses if various properties are closed or abandoned.

Notes  to  the  Consolidated
Financial  Statements

DECEMBER  31,  2000


4.   CAPITAL  ASSETS


                                    2000                     1999
                  -------------------------------------  ------------
                            ACCUMULATED   NET CARRYING   NET CARRYING
                   COST    AMORTIZATION      AMOUNT         AMOUNT
                  -------  -------------  -------------  ------------
Mining equipment  $17,481  $      16,674  $         807  $      1,152

Office equipment   19,399          9,824          9,575         9,736

Vehicles           11,981          9,274          2,707         3,867

Computers          14,514          8,217          6,297         5,886

Software           10,248          9,906            342           960
                  -------  -------------  -------------  ------------
                  $73,623  $      53,895  $      19,728  $     21,601
                  -------  -------------  -------------  ------------


5.   STOCK  OPTIONS
     --------------

     The  Company  has  granted  the  following  options:

                                                  NUMBER OF OPTIONS GRANTED
                                                  -------------------------
EXPIRY DATE            EXERCISE PRICE PER SHARE        2000         1999
---------------------  -------------------------  -----------  ------------
TO SENIOR EXECUTIVES:

April 2, 2002          $         0.30                 215,000       215,000

December 5, 2004                 0.3075               189,000       189,000

October 10, 2002                 0.25                 225,000       225,000

February 27, 2001                0.25                   5,000         5,000

February 6, 2002                 0.25                  55,000        55,000


TO CONSULTANTS:

December 21, 2003                0.25                  60,000        60,000

December 5, 2004                 0.3075                25,000        25,000

February 4, 2000                 5.00                       -        50,000

October 10, 2002                 0.25                  10,000        10,000

May 19, 2005                     0.21                 100,000             -

November 21, 2005                0.13                 100,000             -


TO EMPLOYEES:

February 21, 2003                0.25                   5,000        5,000

May 19, 2005                     0.21                   5,000            -
                                                  -----------  -----------
                                                      994,000      839,000
                                                  -----------  -----------


     During  the  year  Nil (1999 - Nil) options were exercised, 205,000 (1999 -
     Nil)  were  issued,  and  50,000  (1999  -  45,456)  expired.

Notes  to  the  Consolidated
Financial  Statements

DECEMBER  31,  2000



6.   SHARE  CAPITAL
     --------------

     AUTHORIZED:  UNLIMITED  COMMON  SHARES

     Issued:

                                           2000                    1999
                                 -----------------------  ------------------------
     BALANCE, BEGINNING OF YEAR  11,625,786  $33,390,598  11,615,786  $33,401,398

     SHARES REACQUIRED                    -            -           -      (12,500)

     PRIVATE PLACEMENT               16,000        4,500      10,000        1,700
                                 ----------  -----------  ----------  ------------
     BALANCE, END OF YEAR        11,641,786  $33,395,098  11,625,786  $33,390,598
                                 ----------  -----------  ----------  ------------



     411,100 common shares are held in escrow. 375,000 were issued as partial consideration for the Lyndhurst Property and cannot be released without consent of the regulatory authorities.

     The balance of 36,100 common shares were issued as consideration for a property which has since been abandoned and thus will not be released from escrow.

     During the year, 16,000 shares were issued in exchange for mineral properties.


7.   INCOME  TAXES
     -------------

     The Company has losses for tax purposes of approximately $1,835,000 (1999 - $1,398,800) which may be applied to reduce future taxable incomes of the Company. These losses expire as follows:

                                      $
                        2001       45,500
                        2002      109,200
                        2003        2,200
                        2004      376,000
                        2005      427,000
                        2006      384,000
                        2007      491,100

     The Company has approximately $798,500 of Canadian exploration expenditures which under certain circumstances, may be utilized to reduce taxable incomes of future years.

Notes  to  the  Consolidated

Financial  Statements

DECEMBER  31,  2000


8.   RELATED  PARTY  TRANSACTIONS
     ----------------------------

     During the year, the Company made payments to a shareholder and a company controlled by a shareholder for management services, accounting services, office and storage space totalling $90,000 (1999 - $106,800). These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the parties.


9.   DISCONTINUED  OPERATIONS
     ------------------------

     On February 26, 1999 , the Company sold its 60% interest in the mining properties of Tonkin Springs Venture Limited Partnership, held through Gold Capital Corporation, for cash proceeds of $1,276,190 and common shares of Sudbury Contact Mines worth $200,000. The purchaser also assumed all obligations of the Company regarding its 60% interest arising after February 8,1999 under any assumed contracts and permits.


10.  UNITED  STATES  ACCOUNTING  PRINCIPLES
     --------------------------------------

     The following tables provide summary balance sheet information and supplementary earnings and cash flow information that would have been reported had the financial statement been prepared in accordance with U.S.
     GAAP:

     BALANCE  SHEET
                                           DECEMBER 31,      DECEMBER  31,  DECEMBER  31,
                                              2000               1999           1998
                                       -------------------  -------------  -------------
Assets
                                       $          627,400   $    769,367   $  1,242,164
                                       -------------------  -------------  -------------

Liabilities                            $          305,768   $     53,625   $    201,890
                                       ===================  =============  =============

Shareholder's equity

              Share capital (1)                31,956,376     31,951,876     31,962,676
                                       -------------------  -------------  -------------

              Deficit (1)                     (31,634,744)   (31,236,134)   (30,922,402)
                                       -------------------  -------------  -------------
                                                  321,632        715,742      1,040,274
                                       -------------------  -------------  -------------

Liabilities and shareholders' equity   $          627,400   $    769,367   $  1,242,164
                                       ===================  =============  =============

Notes  to  the  Consolidated

Financial  Statements

DECEMBER  31,  2000


10.  UNITED  STATES  ACCOUNTING  PRINCIPLES  (CONT'D)
     ------------------------------------------------

     STATEMENTS  OF  OPERATIONS

                                                                              FOR THE PERIOD
                                                                              FROM INCEPTION
                                                                                 TO DECEMBER
                                          YEAR  ENDED  DECEMBER  31,          31,  2000  (3)
                                          --------------------------
                                 2000            1999            1998
                           ----------------  ------------  -----------------  --------------

Net Income (Loss) under
Canadian GAAP              $      (398,610)  $  (313,732)  $    (23,709,326)  $ (29,978,583)
Impairment of carrying
values of minerals
properties (4)                           -             -                  -      (1,656,161)
-------------------------  ----------------  ------------  -----------------  --------------
Net (Loss) under U.S.
GAAP                       $      (398,610)  $  (313,732)  $    (23,709,326)  $ (31,634,744)

Weighted average number
of shares outstanding (2)      (12,136,686)   12,032,664         10,097,064

Primary income (loss)
  per share (2)            $         (0.03)  $     (0.03)  $          (2.35)



     STATEMENT  OF  CHANGES  IN  FINANCIAL  POSITION

                                               FOR THE PERIOD FROM
                                                  INCEPTION TO
                                                DECEMBER 31, 2000
                                              ---------------------

           Net loss for the period            $        (31,634,744)

           Non-cash operating items                     23,414,050
                                              ---------------------
           Cash used in operations            $         (8,220,694)

           Cash used in investing activities           (25,202,996)

           Cash from financing activities               33,452,622
                                              ---------------------
           Cash generated                     $             28,932
                                               ====================

     (1) Under U.S. GAAP, the proceeds of share issues are recorded using the Net to Treasury method whereby all costs of issue are charged directly to share capital.

     (2) Under U.S. GAAP, the calculation of primary income (loss) per share is based on the number of issued and outstanding common shares, excluding shares held in escrow as contingent consideration, plus common share equivalents, including outstanding options and warrants, if they would have a dilutive effect.

     (3) Under U.S. GAAP, companies which are development stage enterprises must disclose income and cash flow information from the company's inception up to and including the date of the most recent balance sheet.

Notes  to  the  Consolidated
Financial  Statements

DECEMBER  31,  2000


10.     UNITED  STATES  ACCOUNTING  PRINCIPLES  (CONT'D)
        ------------------------------------------------

     (4) The Company owns mineral properties in Quebec, Ontario, Arizona and Washington state. As at December 31, 2000, none of the properties had any proven reserves, and therefore management has no assurances that future cash flows generated by these properties, if any, will be sufficient to cover the costs incurred to date of acquiring and exploring these mineral rights. Consequently, under U.S. GAAP, the Company has recorded an impairment against the carrying value of the properties in the year ended December 31, 2000 of $ - (1999 of $ - ).

          Management has performed an assessment of the recoverability of the carrying values for its exploration properties as of December 31, 2000. Management has estimated future cash flows based on acquisition costs, exploration and development expenditures incurred to date and anticipated exploration and development expenditures as well as its assessment of potential realizable value in the event of the sale of any of such properties. Management's estimates of future cash flows were based on assumptions regarding potential metal grades and recovery rates, gold prices, capital requirements, mining, processing and other operating costs, metallurgical characteristics and mine design, among others. None of the Company's current properties are currently in production. No reserve reports or feasibility studies were available nor does management have current plans to prepare such reports or studies. As a result of this assessment, the carrying value of Globex's properties at December 31, 2000 is zero.

          Due to the nature of exploration, it can be anticipated, based on results of drilling and other exploration activity, that only a portion of exploration properties will prove feasible to develop. As the Company acquires additional exploration properties, conducts exploration and obtains further information regarding its properties, it will consider whether an impairment of the carrying value of any mineral property is warranted.

     INCOME  TAXES

     Under U.S. GAAP, income taxes are provided for using the liability method instead of the deferral method. With the liability method, deferred tax assets and liabilities are recognized for the difference between the financial statement carrying amounts and the respective tax basis of assets and liabilities at enacted rates. Under U.S. GAAP, the income taxes would be recorded as follows.

                         Deferred tax asset             $ 84,859

                         Less: Evaluation allowance       84,859
                                                        --------

                         Net deferred tax asset                -
                                                        ========

Notes  to  the  Consolidated
Financial  Statements

DECEMBER  31,  2000


10.  UNITED  STATES  ACCOUNTING  PRINCIPLES  (CONT'D)
     ------------------------------------------------

     ACCOUNTING  FOR  STOCK  OPTIONS

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation"(SFAS 123). The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock option grants and accordingly, because the exercise price of employees stock options equals the market price of the underlying shares on the date of grant, no compensation expense has been recognized for grants.

     The fair value of options granted during the year 1996 has been estimated as $2.21 on the date of grant using the Black and Scholes model with the following assumptions: Risk-free investment rate of 8%; expected volatility of the market price of the Company's shares of 45%; a dividend growth rate of 0%; and an expected life of the options of 5 years. For the purpose of fair value disclosures, the fair value of the options granted is amortized to income over the vesting period of the options. For the year ended December 31, 1996 this additional charge against earnings would be $4,400.

     The fair value of options granted during the year 1997 has been estimated as $3.56 on the date of grant using the Black and Scholes model with the following assumptions: Risk-free investment rate of 6%; expected volatility of the market price of the Company's shares of 30%; a dividend growth rate of 0%; and an expected life of the options of 7.6 years. For the purpose of fair value disclosures, the fair value of the options granted is amortized to income over the vesting period of the options. For the year ended December 31, 1997 this additional charge against earnings would be $231,900.

     The fair value of options granted during the year 1998 has been estimated as $0.04 on the date of grant using the Black and Scholes model with the following assumptions: Risk-free investment rate of 5.03%; expected volatility of the market price of the Company's shares of 67.4%; a dividend growth rate of 0%; and an expected life of the options of 4.83 years. For the purpose of fair value disclosures, the fair value of the options granted is amortized to income over the vesting period of the options. For the year ended December 31, 1998 this additional charge against earnings would be $915.

     No  options  were  granted  during  the  year  1999.

     The fair value of options granted during the year 2000 has been estimated as $0.27 on the date of grant using the Black and Scholes model with the following assumptions: Risk-free investment rate of 5.4%; expected volatility of the market price of the Company's shares at 115%; a dividend growth rate of 0%; and an expected life of the options of 5 years. For the purpose of fair value disclosures, the fair value of the options granted is amortized to income over the vesting period of the options. For the year ended December 31, 2000 this additional charge against earnings would be $56,000.

                         Consolidated Schedule of Mineral Properties and
                                  Deferred Exploration Expenses

GLOBEX  MINING  ENTERPRISES  INC.

YEAR  ENDED  DECEMBER  31,  2000                               IN  DOLLARS
                                                               -----------

                                              BALANCE        ADDITIONS      EXPENSES
                                            BEGINNING OF  (WRITTEN OFF &    INCURRED     BALANCE
                                                YEAR           SALES)       (INCOME)   END OF YEAR
                                           --------------  ---------------  ---------  -----------
Ascot Twp, Quebec
     Acquisition                                   20,000                -          -       20,000
     Exploration                                    3,840                -        396        4,236

Beauchastel & Rouyn Twps, Quebec
     Acquisition                                    9,200                -          -        9,200
     Exploration                                   15,519                -      1,354       16,873

Bourlamaque Twp, Quebec
     Acquisition                                        -            4,710          -        4,710
     Exploration                                        -                -        441          441

Cariboo Mining District, British Columbia
     Acquisition                                        -                -          -            -
     Exploration                                    8,271                -          -        8,271

Clericy Twp, Quebec
     Acquisition                                        -                -          -            -
     Exploration                                    1,042                -          -        1,042

Deloro Twp, Ontario
     Acquisition                                        -           17,544          -       17,544
     Exploration                                        -                -     11,490       11,490

Desmoloizes Twp, Quebec
     Acquisition                                        -                -          -            -
     Exploration                                      487                -          -          487

Destor & Poularies Twps, Quebec
     Acquisition                                        -                -          -            -
     Exploration                                    2,860                -     32,638       35,498

Dubuisson Twp, Quebec
     Acquisition                                  155,000                -          -      155,000
     Exploration                                  314,031                -         88      314,119

Dufresnoy Twp, Quebec
     Acquisition                                   23,404                -          -       23,404
     Exploration                                   47,751                -        260       48,011

Duparquet & Destor Twps, Quebec
     Acquisition                                   20,000                -          -       20,000
     Exploration                                   57,524                -        880       58,404

Garrison Twp, Ontario
     Acquisition                                    3,700                -          -        3,700
     Exploration                                   40,947                -      1,576       42,523

Halifax Twp, Nova Scotia
     Acquisition                                        -                -          -            -
     Exploration                                      243                -      1,991        2,234
                                           --------------  ---------------  ---------  -----------
                                                  723,819           22,254     51,114      797,187
                                           --------------  ---------------  ---------  -----------


Consolidated  Schedule  of  Mineral  Properties  and
Deferred  Exploration  Expenses



GLOBEX  MINING  ENTERPRISES  INC.


YEAR  ENDED  DECEMBER  31,  2000                               IN  DOLLARS
                                                               -----------

                                      BALANCE         ADDITIONS
                                    BEGINNING OF    (WRITTEN OFF &       EXPENSES         BALANCE
                                        YEAR            SALES)       INCURRED (INCOME)  END OF YEAR
                                   --------------  ----------------  -----------------  -----------
BALANCE FORWARD                           723,819            22,254             51,114      797,187

Hearst & McVittie Twps, Ontario
     Acquisition                                -             3,000                  -        3,000
     Exploration                                -                 -                458          458

James Bay Area, Quebec (Wemindji)
     Acquisition                                -                 -                  -            -
     Exploration                                -                 -             21,670       21,670

Joutel Twp, Quebec
     Acquisition                                -             1,244                  -        1,244
     Exploration                                -                 -                 21           21

Ligneris Twp, Quebec
     Acquisition                            2,176                 -                  -        2,176
     Exploration                            1,780                 -              4,534        6,314

Louvicourt Twp, Quebec                                            -                  -       42,468
     Acquisition                           42,468                                  254       43,316
     Exploration                           43,063                 -

McKenzie & Roy Twps, Quebec
     Acquisition                                -                 -                  -            -
     Exploration                              316                 -                 66          382

Poirier & Joutel Twps, Quebec
     Acquisition                            9,000                 -                  -        9,000
     Exploration                            7,037                 -             11,954       18,991

Rouyn Twp, Quebec
     Acquisition                                -                 -                  -            -
     Exploration                                -                 -                 56           56

Scott Twp, Quebec
     Acquisition                            5,000                 -                  -        5,000
     Exploration                           88,503                 -                132       88,635

Tiblemont Twp, Quebec
     Acquisition                                -                 -                  -            -
     Exploration                                -                 -                568          568

Vauquelin Twp, Quebec
     Acquisition                            3,000             1,000                  -        4,000
     Exploration                           17,809                 -              1,397       19,206

Bell Mountain, Nevada, USA
     Acquisition                                -                 -                  -            -
     Exploration                           25,139                 -              6,052       31,191

Sheep Mountain, Arizona , USA
     Acquisition                           55,000                 -                  -       55,000
     Exploration                           25,611                 -              3,230       28,841

Vulcan, Washington, USA
     Acquisition                           13,887                 -                  -       13,887
     Exploration                          393,526                 -              8,942      402,468
                                   --------------  ----------------  -----------------  -----------
                                        1,457,134            27,498            110,447    1,595,079
                                   --------------  ----------------  -----------------  -----------